2026

Brookfield Renewable Partners L.P.

Q3 INTERIM REPORT

Brookfield

OUR OPERATIONS
We invest in renewable power and sustainable solutions assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Across our business, we leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders.
Our globally diversified portfolio of power assets has approximately 51,400 MW of operating capacity, annualized LTA generation of approximately 127,000 GWh and a development pipeline of over 200 GW with renewables making up over 96% of our operating capacity.
The table below outlines our portfolio of operating renewables facilities that we own, operate or own an economic interest in as at September 30, 2026 on a consolidated basis:

	River Systems	Facilities	Capacity(1) (MW)	LTA(2) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America(3)
United States	24	142	2,527	10,137	2,551
Canada	29	42	1,469	5,623	1,261
	53	184	3,996	15,760	3,812
Colombia(4)	10	29	3,334	16,386	3,703
Brazil	24	36	850	4,309	—
	87	249	8,180	36,455	7,515
Wind(5)
North America	—	84	8,820	26,485	—
Europe	—	175	6,697	20,720	—
Brazil	—	37	890	3,909	—
Asia–Pacific	—	82	3,765	9,646	—
	—	378	20,172	60,760	—
Utility-scale solar(6)(7)	—	270	14,349	25,547	—
Distributed generation & storage(8)	1	5,959	6,429	3,116	1,436
Total renewable power	88	6,856	49,130	125,878	8,951
(1)Includes Assets held for sale. Refer to Note 5 - Assets held for sale.
(2)LTA is calculated based on our portfolio as at September 30, 2026, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(3)Includes two battery storage facilities in North America (28 MW).
(4)Includes two wind plants (32 MW) and ten solar plants (419 MW) in Colombia.
(5)Excludes 356 MW of wind capacity with an LTA of 911 GWh, included in our sustainable solutions segment.
(6)Excludes 333 MW of solar capacity with an LTA of 613 GWh, included in our sustainable solutions segment.
(7)Includes one battery storage facility in North America (60 MW) and one battery storage facility in South America (3 MW).
(8)Includes pumped storage in North America (666 MW).
We also have made investments in our sustainable solutions portfolio comprised of assets and businesses that enable the transition to net-zero where we can leverage our access to capital and partnerships to accelerate growth. This portfolio includes investments in Westinghouse (a leading global nuclear services business), a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and a pipeline of eFuels production capacity.

The following table presents the total annualized long-term average generation of our operating renewables facilities we own, operate, or own an economic interest in as at September 30, 2026 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric(2)	9,076	9,665	8,301	9,413	36,455
Wind	16,356	14,605	12,766	17,033	60,760
Utility-scale solar	5,344	7,307	7,676	5,220	25,547
Distributed generation & storage	674	924	892	626	3,116
Total(3)	31,450	32,501	29,635	32,292	125,878
(1)LTA is calculated based on our portfolio as at September 30, 2026 reflecting all renewables facilities we own, operate, or own an economic interest in on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind plants (174 GWh) and ten solar plants (761 GWh) in Colombia.
(3)Excludes 613 GWh solar and 911 GWh wind LTA related to our sustainable solutions investments to facilitate the decarbonization of a utility and independent power producer with operations in the Caribbean and Latin America.

The following table presents the total annualized long-term average generation of our operating renewables facilities we own, operate, or own an economic interest in as at September 30, 2026 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric(2)	5,390	5,807	4,797	5,388	21,382
Wind	2,633	2,437	2,044	2,750	9,864
Utility-scale solar	1,053	1,522	1,609	1,026	5,210
Distributed generation & storage	134	184	176	125	619
Total(3)	9,210	9,950	8,626	9,289	37,075
(1)LTA is calculated based on our portfolio as at September 30, 2026 reflecting all renewables facilities we own, operate, or own an economic interest in on a proportionate and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for an explanation on the calculation and relevance of proportionate information, our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind plants (65 GWh) and ten solar plants (284 GWh) in Colombia.
(3)Excludes 25 GWh solar and 39 GWh wind LTA related to our sustainable solutions investments to facilitate the decarbonization of a utility and independent power producer with operations in the Caribbean and Latin America.

Statement Regarding Forward-Looking Statements and Use of Non-IFRS Measures
This Interim Report contains forward-looking information within the meaning of U.S. and Canadian securities laws. We may make such statements in this Interim Report and in other filings with the U.S. Securities and Exchange Commission ("SEC") and with securities regulators in Canada – see "Part 8 – Presentation to Stakeholders and Performance Measurement". We make use of non-IFRS measures in this Interim Report – see "Part 8 – Presentation to Stakeholders and Performance Measurement". This Interim Report, our Form 20-F and additional information filed with the SEC and with securities regulators in Canada are available on our website at https://bep.brookfield.com, on the SEC's website at www.sec.gov or on SEDAR+'s website at www.sedarplus.ca.

OUR COMPETITIVE STRENGTHS
Brookfield Renewable Partners L.P. (together with its controlled entities, “Brookfield Renewable”) is a globally diversified, multi-technology, owner and operator of clean energy and sustainable solutions assets.
Our strategy is to utilize our global reach, scale capital and experience to acquire and develop high quality clean energy and sustainable solutions assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value or bring these assets into production, generating incremental cash flows for our business.
One of the largest, public decarbonization businesses globally with a strong track record of value creation. Brookfield Renewable has a 25-year track record as a publicly traded operator, developer and investor in renewable power and sustainable solution assets. Today we have a large, multi-technology and globally diversified portfolio that is supported by approximately 6,700 experienced employees (inclusive of employees employed by our consolidated portfolio companies). Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. We have also made investments in sustainable solutions, comprised of assets and businesses that enable the transition to net-zero where we can leverage our access to capital and partnerships to accelerate growth, and emerging transition asset classes where our initial investment positions us for potential future large scale decarbonization investment. Our sustainable solutions portfolio also includes investments in power transformation opportunities where we have invested in businesses to enable the reduction of greenhouse gas emissions through the deployment of traditional renewables.
Our globally diverse portfolio helps to mitigate resource variability, and improves consistency of our cash flows. Our organic growth and acquisitions are typically done through Brookfield's private funds and therefore on a proportionate basis Brookfield Renewable's business will continue to diversify but remain heavily weighted to our premium, critical hydroelectric assets.
Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, distributed generation and energy storage facilities in North America, South America, Europe and Asia-Pacific, and our total power portfolio consists of approximately 51,400 MW of installed capacity. We also have a large global development pipeline of over 200 GW. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business), a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and a pipeline of eFuels production capacity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

The following charts illustrate Funds From Operations on a proportionate basis(1):

Region

4%
22%
16%
58%
North America
Europe
South America
Asia-Pacific

(1) Figures based on Funds From Operations for the last twelve months, net to Brookfield Renewable, adjusted to long-term average generation and excluding other income.
Diverse and high-quality portfolio of renewable power and sustainable solutions assets. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, utility-scale solar, energy storage and distributed generation and other sustainable solutions assets:
•Hydroelectric Power. Today, hydroelectric power is the largest segment in our portfolio and continues to be a premium and differentiated technology as one of the longest life, lowest-cost and cleanest forms of power generation. Hydroelectric plants have high cash margins and storage capacity with the ability to dispatch power at all hours of the day.
•Wind & Solar Power. Our wind and utility-scale solar generation facilities provide exposure to some of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications. Wind and solar are now among the lowest cost forms of power generation available globally.
•Energy Storage & Distributed Generation. Our energy storage facilities provide the markets in which they are located with critical services to the grid, including dispatchable generation, and our distributed generation assets provide independent, secure, behind the meter power solutions to customers.
•Sustainable Solutions. Our sustainable solutions assets, such as carbon capture, renewable natural gas capacity, nuclear services and our eFuels business, are helping corporates and countries enhance their operations and achieve their net-zero goals.
With our scale, diversity, operating and development capabilities and the quality of our assets, we are competitively positioned relative to other renewable power and transition companies. Our large pipeline and differentiated capabilities provide significant scarcity value and growth potential for our investors.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

Best-in-class operators and developers. Brookfield Renewable has approximately 6,700 experienced operators (inclusive of employees employed by our consolidated portfolio companies) that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our experience operating, developing, and managing power generation facilities spans over 120 years. We continue to accelerate our development activities as we build out our over 200 GW renewable power pipeline, and further enhance our decarbonization offering to our customers through the build out of our sustainable solutions assets, which includes opportunities to invest in material recycling, CCS, RNG, eFuels and others. Increasingly, the combination of our operating and developing capabilities with our growth pipeline is differentiating our business as the partner of choice for buyers of clean power and entities looking to decarbonize, driving the growth of our business.
Positioned to meet growing demand for power, accelerate decarbonization and improve the stability of electricity grids. Energy demand continues to accelerate, driven by the multi-decade trends of electrification and reindustrialization, and this has been further amplified by AI in recent years. Today, renewables are the lowest cost source of bulk power generation in most regions, and the most readily deployable, making them among the most viable solutions to help meet energy demand growth. We are positioned to meet this demand with our large, diverse global development pipeline and differentiated capabilities. In addition to power demand growth, renewables help mitigate energy security risks while also enabling corporates and governments to achieve their decarbonization goals. We believe that our scale and global operating, development and investing capabilities make us well positioned to partner with governments and corporates to help them achieve their transition targets, while also improving the stability of grids through the delivery of secure, low-cost renewable power.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle and flexibility to opportunistically deploy capital. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade metrics. Our corporate debt to market capitalization is approximately 17% and approximately 90% of our borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings have weighted-average terms of approximately 13 years and 10 years, respectively, with no material maturities over the next five years. Approximately 84% of our financings are effectively fixed rate and only 12% of our debt outside North America and Europe is exposed to changes in interest rates. Our available liquidity as at September 30, 2026 is over $5.1 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Well positioned for cash flow growth and an attractive long-term distribution profile. We have diverse, reliable and derisked cash flow growth levers that help enable our stable distribution growth target of 5% to 9% annually. Our business is funded by internally generated cash flows, asset recycling and upfinancing which support organic development and acquisition activities that contribute to cash flow growth. Our operating cash flows also have embedded growth levers including inflation escalations in the vast majority of our contracts, potential margin expansion through revenue growth and cost reduction initiatives.
Disciplined investment strategy and differentiated capabilities. Our global scale, access to capital and capabilities across technologies allow us to flexibly deploy capital in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions focused on downside protection and preservation of capital, leveraging Brookfield’s team of over 150 investment professionals globally who are dedicated to sourcing and underwriting accretive acquisitions on an opportunistic basis. Our ability to develop and acquire assets is strengthened by our operating and project development teams across the globe, our commercial and supplier relationships, our strategic relationship with Brookfield, and our liquidity and capitalization profile.
Differentiated approach to asset development and asset management. We employ a conservative, differentiated approach with respect to asset development and management whereby we look to remove what we call “basis risk” before committing significant capital. To do this, we look to secure financing, customer agreements and engineering, procurement and construction contracts concurrently so we have strong visibility on cash flows and can lock-in our target returns. Where possible, we look to secure fixed rate financing, inflation indexed customer agreements and full wrap construction contracts to minimize uncertainty and provide strong visibility to our cash flows.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

Management’s Discussion and Analysis
For the three and nine months ended September 30, 2026
This Management’s Discussion and Analysis for the three and nine months ended September 30, 2026 is provided as of November 4, 2026. Unless the context indicates or requires otherwise, the terms “Brookfield Renewable”, “we”, “us”, and “our company” mean Brookfield Renewable Partners L.P. and its controlled entities. The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in this Management’s Discussion and Analysis. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions and their related parties. The term “Brookfield Fund” means a private fund managed by Brookfield Asset Management and its subsidiaries. The term “consortium managed by BAM” means an investment vehicle managed by Brookfield Asset Management and its subsidiaries.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A BEPC exchangeable subordinate voting shares ("BEPC exchangeable shares") of Brookfield Renewable Corporation ("BEPC") held by public shareholders and Brookfield Wealth Solutions, class A.2 BRHC exchangeable non-voting shares (“class A.2 exchangeable shares”) of Brookfield Renewable Holdings Corporation (formerly, Brookfield Renewable Corporation) “BRHC” held by Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and a general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise. The LP units, BEPC exchangeable shares and class A.2 exchangeable shares, and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. See – “Part 8 – Presentation to Stakeholders and Performance Measurement”.
Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, £, COP and A$ are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, Colombian pesos and Australian dollars respectively. Unless otherwise indicated, all dollar amounts are expressed in U.S. dollars.
For a description of our operational and segmented information and for the non-IFRS financial measures we use to explain our financial results see “Part 8 – Presentation to Stakeholders and Performance Measurement”. For a reconciliation of the non-IFRS financial measures to the most comparable IFRS financial measures, see “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures”. This Management’s Discussion and Analysis contains forward-looking information within the meaning of U.S. and Canadian securities laws. Refer to – “Part 9 – Cautionary Statements” for cautionary statements regarding forward-looking statements and the use of non-IFRS measures. Our Annual Report and additional information filed with the Securities and Exchange Commission (“SEC”) and with securities regulators in Canada are available on our website (https://bep.brookfield.com), on the SEC’s website (www.sec.gov/edgar.shtml), or on SEDAR+ (www.sedarplus.ca).

Organization of the Management’s Discussion and Analysis

Part 1 – Q3 2026 Highlights	8	Part 5 – Liquidity and Capital Resources (continued)
		Borrowings	30
Part 2 – Financial Performance Review on Consolidated Information	11	Capital expenditures	31
		Consolidated statements of cash flows	32
		Shares and units outstanding	33
Part 3 – Additional Consolidated Financial Information	13	Dividends and distributions	34
Summary consolidated statements of financial position	13	Contractual obligations	34
Related party transactions	14	Supplemental guarantor financial information	34
Equity	18	Off-statement of financial position arrangements	35

Part 4 – Financial Performance Review on Proportionate Information	20	Part 6 – Selected Quarterly Information	36
		Summary of historical quarterly results	36
Proportionate results for the three months ended September 30	20
Reconciliation of non-IFRS measures	25	Part 7 – Critical Estimates, Accounting Policies and Internal Controls	41
Contract profile	28
		Part 8 – Presentation to Stakeholders and Performance Measurement	43
Part 5 – Liquidity and Capital Resources	29
Capitalization	29	Part 9 – Cautionary Statements	47
Available liquidity	29

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

PART 1 – Q3 2026 HIGHLIGHTS

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2026	2025	2026	2025
Select financial information
Revenues	$1,780	$1,596	$5,004	$4,868
Net loss attributable to Unitholders(1)	(314)	(120)	(756)	(429)
Basic and diluted loss per LP unit(2)	(0.52)	(0.23)	(1.29)	(0.81)
Proportionate Adjusted EBITDA(3)	753	629	2,340	1,954
Funds From Operations(3)	346	302	1,142	988
Funds From Operations per Unit(3)(4)	0.51	0.46	1.67	1.49
Distribution per LP unit	0.39	0.37	1.18	1.12

Operational information
Capacity (MW)	51,405	48,673	51,405	48,673
Total generation (GWh)
Long-term average generation	29,375	29,779	92,029	91,705
Actual generation	27,957	27,554	88,415	87,212

Proportionate generation (GWh)
Actual Renewable generation	7,196	7,186	25,456	25,398
(1)For the three and nine months ended, includes $157 million and $391 million of loss attributed to Limited Partner equity, $95 million and $235 million of loss attributed to BEPC exchangeable shares and class A.2 exchangeable shares, $101 million and $250 million of loss attributed to Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, and $39 million and $120 million of income attributed to General partnership interest in a holding subsidiary held by Brookfield.
(2)Average LP units for the three and nine months ended September 30, 2026 were 300.2 million and 302.7 million, respectively (2025: 283.8 million and 284.2 million).
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures” and “Part 9 – Cautionary Statements”.
(4)Average Units outstanding for the three and nine months ended September 30, 2026 were 684.2 million and 684.3 million, respectively (2025: 661.9 million and 662.2 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and GP interest.

(MILLIONS, EXCEPT AS NOTED)	September 30, 2026	December 31, 2025
Liquidity and Capital Resources
Available liquidity	$5,137	$4,625
Debt to capitalization – Corporate	17%	14%
Debt to capitalization – Consolidated	42%	39%
Non-recourse borrowings as a percentage of total borrowings – Consolidated	90%	90%
Fixed rate debt as a percentage of total borrowings on a proportionate basis(1)	96%	96%
Corporate borrowings
Weighted average debt term to maturity	13 years	13 years
Weighted average interest rate	4.6%	4.6%
Non-recourse borrowings on a proportionate basis
Weighted average debt term to maturity	10 years	10 years
Weighted average interest rate	6.2%	5.9%
(1)Total floating rate debt as a percentage of total borrowings is 16% (2025: 16%) of which 12% (2025: 12%) is related to floating rate debt of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

Operations
Funds From Operations of $346 million or $0.51 on a per Unit basis, representing an 11% increase from the prior year driven by:
•Contributions from our diverse, global fleet with embedded growth from our contracted and inflation-linked cash flows;
•Recent acquisitions, including Boralex Inc. (“Boralex”) and our increased stake in Isagen;
•Continued growth from our scaling development activities, including approximately 9,000 MW of new development projects reaching commercial operation in the past 12 months; and
•Gains on sales from our recurring and scaling capital recycling activities
After deducting non-cash depreciation, foreign exchange and derivative gains or losses and other, net loss attributable to Unitholders for the three months ended September 30, 2026 was $314 million.
We strengthened our position as the global partner of choice for the world’s largest buyers of power delivering differentiated energy solutions.
•Advanced commercial initiatives, contracting ~1,600 MW of our advanced stage projects during the quarter
During the quarter the U.S. federal government announced a strategic framework agreement with the Republic of Korea and Westinghouse, which will provide up to $120 billion in investment to help finance the construction of eight large-scale nuclear reactors in the U.S.
Growth and Development
We continue to execute on our growth priorities, investing or committing up to ~$3.0 billion (~$700 million net to Brookfield Renewable) of capital, further enhancing and diversifying our cash flows:
•During the quarter, we completed the acquisition of Boralex, adding a high-quality renewable power platform with a significant operating portfolio and development pipeline in strategic markets
•Subsequent to quarter-end, we completed the acquisition of Aypa, the largest standalone energy storage platform in North America
We continue to accelerate our development activities:
•Commissioned approximately 5,600 MW and 9,000 MW of new utility-scale and distributed generation solar, wind and battery storage projects year to date and in the last twelve months, respectively, and expect to deliver ~10,000 MW of new projects per year in 2027 and ~11,000 MW starting in 2028
Liquidity and Capital Resources
Our best-in-class balance sheet with investment grade BBB+ credit rating and access to diverse sources of capital continues to differentiate our business and support our growth initiatives:
•Our financial position remains strong, with over $5.1 billion of available liquidity across our platform, providing substantial flexibility to deploy capital into growth opportunities;
•We closed C$750 million of green bonds across two tranches: C$400 million of 10-year notes at 4.95% and C$350 million of 5‑year notes at 4.26%
Together with our institutional partners, we completed or reached agreements to sell assets since the second quarter that will generate ~$2.8 billion (~$850 million net to Brookfield Renewable), including:
•We completed the sale of the final 25% interest in a U.S. hydro portfolio in Maine and closed the remaining one-third interest in a 2,100-megawatt portfolio of renewable assets sold to Northview Energy for combined proceeds of ~$660 million (~$230 million net to Brookfield Renewable);
•We redeemed our investment in Avaada, one of our Indian platforms, for net proceeds of $570 million (~$125 million net to Brookfield Renewable);
•Our Colombian business completed or reached agreements to sell non-core or developed assets for ~$1.1 billion (~$420 million net to Brookfield Renewable):

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

•In September, we closed the sale of non-core operating hydro assets for proceeds of ~$155 million (~$60 million net to Brookfield Renewable);
•Also in September, we signed the sale of a portfolio of non-core hydro and solar assets for proceeds of ~$550 million (~$205 million net to Brookfield Renewable); and
•In October, we closed the sale of a portfolio of non-core hydro and solar assets for proceeds of ~$425 million (~$160 million net to Brookfield Renewable)
BEP Simplification
•Subsequent to the quarter, Brookfield Renewable Corporation investors approved the proposed simplification of our structure. We continue to seek approval from at least two-thirds of Brookfield Renewable investors. Support from Brookfield Renewable unitholders has been overwhelmingly positive, with 99.7% of those who have voted approving the transaction and two leading proxy advisory firms recommending unitholders vote in favour of the simplification

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS, EXCEPT AS NOTED)	2026	2025	2026	2025
Revenues	$1,780	$1,596	$5,004	$4,868
Other income	75	319	459	551
Direct operating costs	(1,013)	(721)	(2,575)	(2,095)
Management service costs	(63)	(57)	(213)	(162)
Interest expense	(707)	(586)	(2,004)	(1,819)
Foreign exchange and financial instruments gain	597	66	821	570
Depreciation	(587)	(611)	(1,693)	(1,803)
Other	(436)	(20)	(841)	(342)
Income tax recovery	4	66	44	349
Net (loss) income	$(360)	$42	$(942)	$34

	Average FX rates to USD
C$	1.40	1.38	1.39	1.40
	€0.87	0.86	0.86	0.90
R$	5.14	5.45	5.15	5.65
COP	3,191	4,003	3,500	4,131
Variance Analysis For The Three Months Ended September 30, 2026
Revenues totaling $1,780 million represents an increase of $184 million over the same period in the prior year due to benefits from the growth of our business, higher realized pricing and favorable foreign exchange partially offset by recently completed asset sales and unfavorable generation in our Canadian and Colombian hydroelectric businesses. Recently acquired and commissioned facilities, that we consolidate, contributed 1,656 GWh of generation and $152 million to revenues which was partially offset by our recently completed asset sales that reduced generation by 3,117 GWh and revenues by $238 million. On a same store, constant currency basis, revenue increased by $187 million from the benefits of higher spot pricing in Colombia caused by lower system-wide hydrology and stronger hydrology in Brazil, partially offset by lower hydrology in Canada and Colombia.
The strengthening of foreign currencies against the U.S. dollar relative to the same period in the prior year increased revenues by $83 million, partially offset by a $53 million unfavorable foreign exchange impact on our direct operating costs and interest expense for the quarter.
Direct operating costs totaling $1,013 million represents an increase of $292 million over the same period in the prior year primarily due to higher power purchases at higher market prices due to lower system-wide hydrology in Colombia, additional costs from our recently acquired and commissioned facilities and the above noted strengthening of foreign currencies against the U.S. dollar, partially offset by recently completed asset sales.
Other income totaling $75 million represents a decrease of $244 million as the prior year benefitted from a gain resulting from the deconsolidation of the net assets of a renewable operating and development platform in India and the recognition of the fair value of our interest as an equity-accounted investment.
Management service costs totaling $63 million represents an increase of $6 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $707 million represents an increase of $121 million over the same period in the prior year due to financing initiatives to fund growth and the above noted strengthening of foreign currencies against the U.S. dollar, partially offset by recently completed asset sales.
Foreign exchange and financial instruments gain totaling $597 million represents an increase of $531 million due to increased tax equity monetizations associated with our growing development activities.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

Depreciation expense totaling $587 million represents a decrease of $24 million over the same period in the prior year due to recently completed asset sales.
Income tax recovery represents a decrease of $62 million over the same period in the prior year due primarily to withholding tax related to the redemption of a convertible security in an Indian renewable power platform.
Net loss totaling $360 million represents a decrease of $402 million over the prior year primarily due to the above noted items and revaluation of property, plant, and equipment associated with the recognition of tax credits.

Variance Analysis For The Nine Months Ended September 30, 2026
Revenues totaling $5,004 million represents an increase of $136 million over the same period in the prior year as benefits from the growth of our business, higher realized pricing and favorable foreign exchange were more than offset by unfavorable hydrology at our U.S. and Colombian businesses and recently completed asset sales. Recently acquired and commissioned facilities that we consolidate contributed 3,092 GWh of generation and $288 million to revenue, offset by recently completed asset sales that reduced generation by 7,984 GWh and revenue by $634 million. On a same store, constant currency basis, revenues increased by $237 million from the benefits of stronger hydrology in Brazil and higher spot pricing in Colombia caused by lower system-wide hydrology, partially offset by unfavorable hydrology in the U.S. and Colombia.
The strengthening of foreign currencies against the U.S. dollar relative to the same period in the prior year across most currencies increased revenues by $245 million, partially offset by a $178 million unfavorable foreign exchange impact on our direct operating costs and interest expense for the year.
Direct operating costs totaling $2,575 million represents an increase of $480 million over the same period in the prior year primarily due to higher power purchases at higher market prices due to lower system-wide hydrology in Colombia, additional costs from our recently acquired and commissioned facilities and the above noted strengthening of foreign currencies against the U.S. dollar, partially offset by recently completed asset sales.
Other income totaling $459 million represents a decrease of $92 million as the prior year benefitted from a gain resulting from the deconsolidation of the net assets of a renewable operating and development platform in India and the recognition of the fair value of our interest as an equity-accounted investment in the prior year.
Management service costs totaling $213 million represents an increase of $51 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $2,004 million represents an increase of $185 million over the same period in the prior year due to financing initiatives to fund growth and the above noted strengthening of foreign currencies against the U.S. dollar.
Foreign exchange and financial instruments gain totaling $821 million represents an increase of $251 million due to increased tax equity monetizations associated with our growing development activities, partially offset by increases in global power prices which led to a $150 million mark-to-market impact on our long-term energy derivative contracts compared to the prior year and unrealized foreign exchange impacts associated with shareholder loans.
Depreciation expense totaling $1,693 million represents a decrease of $110 million over the same period in the prior year due to recently completed asset sales.
Income tax recovery represents a decrease of $305 million over the same period in the prior year primarily due to withholding tax related to the redemption of convertible securities in an Indian renewable power platform and the simplification of Neoen’s organizational structure that resulted in a deferred income tax recovery of $161 million benefiting the prior year.
Net loss totaling $942 million represents a decrease of $976 million over the prior year due to the above noted items and the revaluation of property, plant, and equipment associated with the recognition of tax credits, partially offset by stamp duties levied in the prior year upon reaching prescribed ownership thresholds in certain jurisdictions Neoen operates.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the unaudited interim consolidated statements of financial position:

(MILLIONS)	September 30, 2026	December 31, 2025
Current assets	$11,243	$12,298
Equity-accounted investments	4,621	4,087
Property, plant and equipment	75,501	70,456
Assets held for sale	3,117	6,142
Total assets	105,344	98,701
Corporate borrowings	5,363	3,686
Non-recourse borrowings	37,016	31,206
Deferred income tax liabilities	9,979	9,395
Liabilities directly associated with assets held for sale	1,374	4,021
Total liabilities and equity	105,344	98,701
	Spot FX rates to USD
C$	1.42	1.37
	€0.88	0.85
R$	5.18	5.50
COP	3,341	3,757
Property, plant and equipment & Equity-accounted investments
Property, plant and equipment totaled $75.5 billion as at September 30, 2026 compared to $70.5 billion as at December 31, 2025, representing an increase of $5.0 billion. Our acquisition of Boralex, a fully integrated developer and operator of renewable power assets across Canada, the U.S., France, and the U.K., increased property, plant and equipment by $5.6 billion. Our continued investments in the development of power generating assets increased property, plant and equipment by $4.3 billion and the appreciation of most currencies against the U.S. dollar increased property, plant and equipment by $1.8 billion. These increases were partially offset by disposals and assets reclassified to held for sale that decreased property, plant and equipment by $5.0 billion and depreciation expense that decreased property, plant and equipment by $1.7 billion.
Equity-accounted investments totaled $4.6 billion as at September 30, 2026, compared to $4.1 billion as at December 31, 2025, representing an increase of $0.5 billion, primarily related to the acquisition of Boralex, partially offset by distributions and the partial monetization of a renewable power operating and development platform in India.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $3.1 billion and $1.4 billion, respectively, as at September 30, 2026 and are comprised of a 420 MW portfolio of operating wind and solar assets in Europe, a portfolio including 118 MW of operating hydroelectric assets and 100 MW of operating solar assets in Colombia, a portfolio including 110 MW of operating hydroelectric assets and 134 MW of operating solar assets in Colombia, a 246 MW portfolio of operating solar assets in the U.S., a 242 MW portfolio of operating solar assets in El Salvador, and a 40 MW development solar asset in the U.K.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield and their related parties.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities. Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the U.S.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of Isagen, Neoen, and Boralex. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Infrastructure Debt Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and The Catalytic Transition Fund (“Private Funds”). Brookfield Renewable, together with our institutional partners, has access to financing under Brookfield sponsored credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2030 and the draws bear interest at Secured Overnight Financing Rate plus a margin of 1.80%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation.
Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable, which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at September 30, 2026 (December 31, 2025: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and nine months ended September 30, 2026 totaled nil (2025: nil).
From time to time Brookfield Renewable may enter into short-term arrangements with private funds consolidated by Brookfield or associates of Brookfield Renewable that permit such entities to place funds on deposit with Brookfield Renewable up to a limit of $750 million per deposit. Interest earned or incurred on such deposits is between the interest rate that would otherwise be payable by Brookfield Renewable under its commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable depositing party in similar transactions on an arms’ length basis with unrelated parties. Each deposit carries a maturity date which must not exceed three months, however the private fund consolidated by Brookfield or associates of Brookfield Renewable may request repayment upon three business days’ written notice. As at September 30, 2026, there were $23 million (December 31, 2025: $268 million) funds placed on deposit with Brookfield Renewable, which carries an interest rate of 3.1%. Deposits placed are reflected within due to related parties on the consolidated statements of financial position. Interest expense paid on the deposits for the three and nine months ended September 30, 2026 totaled less than $1 million (2025: nil).
From time to time, Brookfield Wealth Solutions and its related entities may agree to provide financing to Brookfield Renewable. In addition, Brookfield Wealth Solutions and its related entities may also participate, alongside unaffiliated third parties on market terms and at market rates, in capital raises undertaken by Brookfield Renewable that are recognized within preferred limited partners’ equity, corporate and non-recourse borrowings in the statement of financial position. As at September 30, 2026, Brookfield Renewable, together with its institutional partners had the following balances owing to Brookfield Wealth Solutions: $268 million of non-recourse borrowings (December 31, 2025: $58 million); $7 million of corporate borrowings (December 31, 2025: $7 million); tax equity financings classified as financial instrument liabilities of $105 million (December 31, 2025: $49 million); preferred limited partners equity of $11 million (December 31, 2025: $11 million); and $743 million of borrowings classified as due to related party (December 31, 2025: $750 million).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

From time to time, Brookfield Renewable, together with its institutional partners, may enter into agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. During the three and nine months ended September 30, 2026, Brookfield Renewable transferred nil and nil, respectively (2025: nil and $19 million, respectively) of income tax credits to Brookfield and its subsidiaries.
During the nine months ended, September 30, 2026, an associate of Brookfield Renewable executed and transferred tax credits, under tax credit transfer agreements on market terms, to subsidiaries of Brookfield Infrastructure Partners L.P. for $46 million, an associate of Brookfield Business Corporation for $92 million, and a subsidiary of Brookfield for $19 million.
During the first quarter of 2026, as part of the finalization of the Neoen structure, certain interest bearing loans due to affiliates of Brookfield Renewable were reclassified from current to non-current and continue to be recorded within due to related parties. These loans mature in 2037. Brookfield Renewable, together with its institutional partners, participate alongside its affiliates on equivalent terms and are recognized as intercompany loans.
During the second and third quarters of 2026, Brookfield Renewable, together with its institutional partners, completed the sale of a 100% interest in a 2.1 GW portfolio of operating solar and wind assets in the U.S. for proceeds of approximately $1.2 billion ($299 million net to Brookfield Renewable), of which 33% was sold to a Brookfield Fund, at a value equivalent to what was agreed to with the unaffiliated third parties that agreed to acquire the remaining 67% interest in the portfolio. Refer to Note 4 - Disposal of assets, for more details.
Subsequent to the third quarter of 2026, Brookfield Renewable, together with its institutional partners, completed the sale of a 100% interest in a 246 MW portfolio of operating solar assets in the U.S. for proceeds of approximately $127 million ($25 million net to Brookfield Renewable), of which 33% was sold to a Brookfield Fund, at a value equivalent to what was agreed to with the unaffiliated third parties that agreed to acquire the remaining 67% interest in the portfolio. Refer to Note 23 - Subsequent events, for more details.
During the second and third quarters of 2026, Brookfield Renewable, together with its institutional partners, completed the sale of its remaining 50% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $526 million ($256 million net to Brookfield Renewable), to a consortium managed by BAM at a value equivalent to the unaffiliated third party that acquired 25% of the portfolio during the first quarter of 2026. Brookfield Renewable, together with its institutional partners, were paid an earn-out of $54 million ($27 million net to Brookfield Renewable), received from a Brookfield Fund and a consortium managed by BAM, consistent with the terms of the sales agreement terms agreed upon with an unaffiliated third party.
During the second quarter of 2026, an entity affiliated with Brookfield Renewable completed the syndication of a 1.63% interest in Neoen for proceeds of approximately €160 million ($182 million), to a Brookfield Fund, at a value equivalent to the initial invested capital agreed to with unaffiliated third parties.
During the year, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 420 MW portfolio of operating solar and wind assets in Europe for proceeds of approximately €352 million ($408 million) (€65 million ($76 million) net to Brookfield Renewable), of which 10% was agreed to be sold to a Brookfield Fund, at a value equivalent to what was agreed to with the unaffiliated third parties that agreed to acquire the remaining 90% interest in the portfolio. As part of this transaction, an associate of Brookfield Renewable agreed to sell a 151 MW portfolio of operating solar assets in Europe. The closing of this transaction is subject to customary closing conditions.
Transactions with unaffiliated partners of Brookfield Renewable associates
During the first quarter of 2026, Brookfield Renewable, together with its institutional partners, acquired a 201 MW operating wind asset in the U.S. from an associate that it accounts for using the equity method under IAS 28, Investments in Associates and Joint Ventures as part of a reorganization of the investment. Brookfield Renewable, together with its institutional partners, recognized $35 million of total assets and $35 million of total liabilities from the date of the reorganization and continues to account for its investment in the associate in accordance with IAS 28.
During the first quarter of 2026, Brookfield Renewable, together with its institutional partners, agreed to contribute its 100% interest in a 200 MW distributed generation portfolio in Spain with a fair value of approximately €116 million ($136 million) into a U.K. distributed generation joint venture with a Brookfield Renewable associate.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

During the first quarter of 2026, Isagen novated a financial obligation related to the acquisition of a utility-scale solar asset to an associate that is accounted for using the equity method under IAS 28, in accordance with the investment agreement. Upon completion of the transaction, Isagen recognized a reduction in the associate's net assets of approximately COP286 billion ($78 million) offset by the derecognition of the payable by Isagen for the same amount.
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 29 - Related party transactions in Brookfield Renewable’s December 31, 2025 audited consolidated financial statements.
The following table reflects the related party agreements and transactions in the unaudited interim consolidated statements of income for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2026	2025	2026	2025
Revenues
Power purchase and revenue agreements	$—	$(15)	$1	$9
Development services	—	9	—	23
	$—	$(6)	$1	$32
Other income
Distribution income	$—	$15	$—	$44
Interest and other investment income	28	14	75	19
	$28	$29	$75	$63

Direct operating costs
Other related party services	$(11)	$(12)	$(27)	$(19)

Interest expense
Borrowings	$(53)	$(48)	$(141)	$(160)
Contract balance accretion	(6)	(5)	(27)	(24)
	$(59)	$(53)	$(168)	$(184)
Other
Other related party services expense	$(1)	$(5)	(1)	(7)
Financial instruments (loss) gain	(1)	2	(9)	8
	$(2)	$(3)	$(10)	$1

Management service costs	$(63)	$(57)	$(213)	$(162)

Current income tax
Investment tax credits	$—	$—	$—	$19

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	September 30, 2026	December 31, 2025
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$76	$74
Due from related parties
Amounts due from	Brookfield(1)	$418	$511
	Equity-accounted investments and other(2)	498	433
		$916	$944
Financial instrument assets	Brookfield	$16	$—
Non-current assets
Financial instrument assets	Equity-accounted investments and other	$84	$71
Other long-term assets
Contract asset	Brookfield	$157	$209
Due from related parties	Equity-accounted investments and other	19	12
Current liabilities
Contract liability	Brookfield	$67	$63
Financial instrument liabilities	Brookfield Wealth Solutions	4	—

Due to related parties
Amounts due to	Brookfield(3)	$905	$4,427
	Equity-accounted investments and other	269	2,476
	Brookfield Wealth Solutions	123	123
Accrued distributions payable on LP units, BEPC exchangeable shares, class A.2 exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	48	45
		$1,345	$7,071
Liabilities held for sale	Equity-accounted investments and other	$—	$9
Non-current liabilities
Financial instrument liabilities	Brookfield Wealth Solutions	$101	$49
Due to related parties
Amounts due to	Brookfield	$17	$21
	Brookfield Wealth Solutions	620	627
	Equity-accounted investments and other	1,833	45
		$2,470	$693
Corporate borrowings	Brookfield Wealth Solutions	$7	$7
Non-recourse borrowings	Brookfield Wealth Solutions	$268	$58
Other long-term liabilities
Contract liability	Brookfield	$670	$679
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	$11	$11
(1)Includes receivables of $19 million (2025: $20 million), $6 million (2025: $6 million), and $231 million (2025: $378 million) associated with the Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, and Brookfield Global Transition Fund credit facilities, respectively.
(2)Includes $85 million related to the disposal of a 448 MW portfolio of operating hydroelectric assets in the U.S.
(3)Includes payables of $70 million (2025: $397 million), $77 million (2025: $511 million), and $239 million (2025: $2,454 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund, and Brookfield Global Transition Fund II credit facilities, respectively.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at September 30, 2026, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $41 million and $125 million were declared during the three and nine months ended September 30, 2026, respectively (2025: $36 million and $108 million, respectively).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2026, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
In December 2025, the Toronto Stock Exchange accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. There were no repurchases of Class A Preference Shares during the three and nine months ended September 30, 2026 and 2025 in connection with the normal course issuer bid.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $10 million and $30 million on the perpetual subordinated notes during the three and nine months ended September 30, 2026 (2025: $10 million and $30 million). Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
Preferred limited partners' equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
During the first quarter of 2026, Brookfield Renewable redeemed all of the outstanding units of Series 7 Preferred Limited Partnership units for C$175 million.
During the second quarter of 2026, Brookfield Renewable issued 8,000,000 Series 19 Preferred Limited Partnership Units (the “Series 19 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$200 million. The holders of the Series 19 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending July 31, 2031.
In December 2025, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. No units were repurchased during the three and nine months ended September 30, 2026 and 2025 in connection with the normal course issuer bid.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

Limited partners' equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at September 30, 2026, Brookfield Holders held a direct and indirect interest of approximately 47% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 320,608,693 LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares, on a combined basis, and the remaining is held by public investors.
During the first quarter of 2026, Brookfield Renewable established an at-the-market (“ATM”) equity program under which it may, at its discretion, offer and sell up to $400 million of BEPC exchangeable shares directly from treasury. During the three and nine months ended September 30, 2026, nil and 5,994,833, respectively, of BEPC exchangeable shares were issued for gross proceeds of approximately nil and $237 million, respectively.
In December 2025, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 15,296,104 LP units and 7,244,255 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2026, or earlier should Brookfield Renewable complete its repurchases prior to such date. In 2026, we utilized proceeds generated from the ATM equity program to repurchase and cancel LP units. During the three and nine months ended September 30, 2026, there were nil and 5,994,833 LP units, respectively (2025: nil and 1,522,975 LP units, respectively) repurchased and cancelled under Brookfield Renewable’s normal course issuer bid at a total cost of approximately nil and $201 million, respectively (2025: nil and $34 million, respectively). There were no BEPC exchangeable shares repurchased during the three and nine months ended September 30, 2026 and 2025.
During the three and nine months ended September 30, 2026, 65,603 and 183,734 LP units, respectively (2025: 71,536 and 210,756 LP units, respectively) were issued under the distribution reinvestment plan at a total value of $2 million and $5 million, respectively (2025: $2 million and $5 million, respectively).
During the three and nine months ended September 30, 2026, exchangeable shareholders of BEPC exchanged 2,605,045 and 2,605,411 BEPC exchangeable shares, respectively (2025: 497 and 36,058 BEPC exchangeable shares, respectively) for an equivalent number of LP units amounting to $74 million and $74 million, respectively (2025: less than $1 million).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable's Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or "CODM") manages the business, evaluates financial results, and makes key operating decisions. See "Part 8 – Presentation to Stakeholders and Performance Measurement" for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations, which are non-IFRS measures.
FINANCIAL RESULTS FOR THE THREE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended September 30:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Hydroelectric	3,765	3,577	4,826	4,341	$491	$345	$375	$205	$214	$119
Wind	1,752	1,668	1,932	1,970	128	116	95	89	56	47
Utility-scale solar	1,368	1,522	1,600	1,832	146	174	225	172	187	130
Distributed energy & storage	311	419	187	386	48	68	41	101	31	89
Sustainable solutions	—	—	—	—	155	123	29	47	23	38
Corporate	—	—	—	—	—	—	(12)	15	(165)	(121)
Total	7,196	7,186	8,545	8,529	$968	$826	$753	$629	$346	$302
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

HYDROELECTRIC OPERATIONS
The following table presents our proportionate results for hydroelectric operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenue	$491	$345
Other income	194	21
Direct operating costs	(310)	(161)
Adjusted EBITDA(1)	375	205
Interest expense	(152)	(85)
Current income tax expense	(9)	(1)
Funds From Operations	$214	$119

Generation (GWh) – LTA	4,826	4,341
Generation (GWh) – actual	3,765	3,577
Average revenue per MWh(2)	$77	$75
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
The following table presents our proportionate results by geography for hydroelectric operations for the three months ended September 30:

	Actual Generation (GWh)		Average revenue per MWh(1)
(MILLIONS, EXCEPT AS NOTED)	2026	2025	2026	2025
North America	1,798	1,907	$73	$80
Brazil	909	767	61	63
Colombia	1,058	903	99	73
Total	3,765	3,577	$77	$75
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.

Adjusted EBITDA and FFO across our hydroelectric business totaled $375 million and $214 million, respectively, versus $205 million and $119 million, respectively, in the prior year. Adjusted EBITDA and FFO benefited from higher generation in Brazil, higher spot pricing in Colombia caused by lower system-wide hydrology and gains on the sale of non-core assets in the U.S. and Colombia. Results were partially offset by weaker same-store generation in Canada and Colombia and higher interest expense from our upfinancing activities across the fleet over the past year.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

WIND OPERATIONS
The following table presents our proportionate results for wind operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenue	$128	$116
Other income	27	29
Direct operating costs	(60)	(56)
Adjusted EBITDA(1)	95	89
Interest expense	(31)	(39)
Current income tax expense	(8)	(3)
Funds From Operations	$56	$47

Generation (GWh) – LTA	1,932	1,970
Generation (GWh) – actual	1,752	1,668
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

FFO at our wind operations were $56 million versus $47 million in the prior year due to the benefit of newly acquired and commissioned facilities, including our investment in Boralex, and higher same-store generation, partially offset by the impact of assets sold over the last year.
UTILITY-SCALE SOLAR OPERATIONS
The following table presents our proportionate results for utility-scale solar operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenue	$146	$174
Other income	111	35
Direct operating costs	(32)	(37)
Adjusted EBITDA(1)	225	172
Interest expense	(33)	(38)
Current income tax expense	(5)	(4)
Funds From Operations	$187	$130

Generation (GWh) – LTA	1,600	1,832
Generation (GWh) – actual	1,368	1,522
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

FFO at our utility-scale solar business was $187 million versus $130 million in the prior year due to the benefit of newly acquired and commissioned facilities, the gain on the partial sale of a U.S. solar portfolio and higher same-store generation, partially offset by lower contribution from assets sold over the last twelve months .

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

DISTRIBUTED ENERGY & STORAGE OPERATIONS
The following table presents our proportionate results for distributed energy & storage operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenue	$48	$68
Other income	16	57
Direct operating costs	(23)	(24)
Adjusted EBITDA(1)	41	101
Interest expense	(9)	(11)
Current income tax expense	(1)	(1)
Funds From Operations	$31	$89

Generation (GWh) – LTA	187	386
Generation (GWh) – actual	311	419
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

FFO at our Distributed energy and storage business was $31 million versus $89 million in the prior year as the benefit of newly acquired and commissioned facilities was offset by the impact from the majority sale of a distributed generation platform in the U.S. that reduced results compared to prior year.

SUSTAINABLE SOLUTIONS OPERATIONS
The following table presents our proportionate results for sustainable solutions operations for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Revenue	$155	$123
Other income	6	21
Direct operating costs	(132)	(97)
Adjusted EBITDA(1)	29	47
Interest expense	(6)	(8)
Current income tax expense	—	(1)
Funds From Operations	$23	$38
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

FFO at our sustainable solutions business was $23 million versus $38 million in the prior year as stronger results at Westinghouse, driven by higher fuel volumes in its Operating Plants business, were more than offset by commercial initiatives that benefited the prior year.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

CORPORATE
The following table presents our results for Corporate for the three months ended September 30:

(MILLIONS, EXCEPT AS NOTED)	2026	2025
Other income	$—	$24
Direct operating costs	(12)	(9)
Adjusted EBITDA(1)	(12)	15
Management service costs	(63)	(57)
Interest expense	(64)	(52)
Distributions(2)	(26)	(27)
Funds From Operations	$(165)	$(121)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Distributions on Preferred Units, Class A Preference Shares and Perpetual Subordinated Notes.

Funds From Operations was $165 million due to additional corporate level financing initiatives to support growth over the last twelve months and higher management fees from growth of the business.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended September 30, 2026:

	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)
Net (loss) income	$(205)	$(149)	$(5)	$52	$54	$(107)	$(360)
Add back or deduct the following:
Depreciation	177	239	109	62	—	—	587
Deferred income tax (recovery) expense	(12)	15	(71)	(4)	1	(13)	(84)
Foreign exchange and financial instruments loss (gain)	70	(194)	(326)	(82)	(37)	(28)	(597)
Other(1)	214	120	445	22	2	7	810
Management service costs	—	—	—	—	—	63	63
Interest expense	284	149	147	61	—	66	707
Current income tax expense	4	5	59	12	—	—	80
Amount attributable to equity accounted investments and non-controlling interests(2)	(157)	(90)	(133)	(82)	9	—	(453)
Adjusted EBITDA attributable to Unitholders	$375	$95	$225	$41	$29	$(12)	$753
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects over the long-term, realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term, and gains on equity transactions that are included within Adjusted EBITDA. Refer to Note 4 - Disposal of assets and Note 6 - Risk management and financial instruments in the unaudited interim consolidated financial statements, for more details.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended September 30, 2025:

	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)
Net income (loss)	$54	$(124)	$76	$109	$43	$(116)	$42
Add back or deduct the following:
Depreciation	164	218	143	75	11	—	611
Deferred income tax (recovery) expense	(17)	75	(88)	(28)	—	(8)	(66)
Foreign exchange and financial instruments loss (gain)	28	(15)	25	(71)	(49)	16	(66)
Other(1)	2	(51)	(66)	46	17	2	(50)
Management service costs	—	—	—	—	—	57	57
Interest expense	180	136	144	61	1	64	586
Current income tax (recovery) expense	(4)	1	11	(9)	1	—	—
Amount attributable to equity accounted investments and non-controlling interests(2)	(202)	(151)	(73)	(82)	23	—	(485)
Adjusted EBITDA attributable to Unitholders	$205	$89	$172	$101	$47	$15	$629
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects over the long-term, realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term, and gains on equity transactions that are included within Adjusted EBITDA. Refer to Note 6 - Risk management and financial instruments in the unaudited interim consolidated financial statements, for more details.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended September 30:

(MILLIONS)	2026	2025
Net (loss) income	$(360)	$42
Add back or deduct the following:
Depreciation	587	611
Deferred income tax recovery	(84)	(66)
Foreign exchange and financial instruments gain	(597)	(66)
Other(1)	810	(50)
Amount attributable to equity accounted investments and non-controlling interest(2)	(10)	(169)
Funds From Operations	$346	$302
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects, realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term, and gains on equity transactions that are included in Funds From Operations. Refer to Note 4 - Disposal of assets and Note 6 - Risk management and financial instruments in the unaudited interim consolidated financial statements, for more details.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings (loss) per LP unit is reconciled to Funds From Operations per Unit, for the three months ended September 30:

	2026	2025
Basic loss per LP unit(1)	$(0.52)	$(0.23)
Adjusted for proportionate share of:
Depreciation	0.40	0.43
Deferred income tax recovery	(0.07)	(0.16)
Foreign exchange and financial instruments gain	(0.06)	(0.04)
Other(2)	0.76	0.46
Funds From Operations per Unit(3)	$0.51	$0.46
(1)During the three months ended September 30, 2026, on average there were 300.2 million LP units outstanding (2025: 283.8 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects, realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term, and gains on equity transactions that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares. Refer to Note 4 - Disposal of assets and Note 6 - Risk management and financial instruments in the unaudited interim consolidated financial statements, for more details.
(3)Average units outstanding, for the three months ended September 30, 2026, were 684.2 million (2025: 661.9 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

CONTRACT PROFILE
We operate our power business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity will rise due to electrification of the global economy including segments like industrial and transportation as well as from increasing digitalization. We also expect demand for clean power to grow as renewables are the cheapest form of bulk electricity generation, on the increasing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our power contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes the Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries, for the remainder of 2026 we currently have a contracted profile of approximately 90% and 70%, respectively, of the long-term average. Overall, our power portfolio has a weighted-average remaining contract duration of 12 years on a proportionate basis.

(GWh, except as noted)	Rest of 2026	2027	2028	2029	2030
Hydroelectric(1)	2,425	10,674	10,478	10,490	10,639
Wind	2,471	9,029	8,632	8,280	8,011
Utility-scale solar	1,170	5,059	5,078	5,069	5,060
Distributed energy & storage	111	489	486	483	480
Sustainable solutions	13	58	55	43	29
Contracted on a proportionate basis	6,190	25,309	24,729	24,365	24,219
Uncontracted on a proportionate basis	455	1,851	2,431	2,795	2,941
Long-term average on a proportionate basis	6,645	27,160	27,160	27,160	27,160
Non-controlling interests	20,375	79,651	79,651	79,651	79,651
Total long-term average	27,020	106,811	106,811	106,811	106,811
Contracted generation as a % of total generation on a proportionate basis	93%	93%	91%	90%	89%
Price per MWh – total generation on a proportionate basis	$76	$77	$78	$79	$80
(1)Includes generation of 125 GWh for 2026 and 334 GWh for 2027 under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 13 years in North America, 17 years in Europe, 10 years in Brazil, 5 years in Colombia, and 15 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation to mitigate hydrology risk.
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (35%), distribution companies (21%), commercial & industrial users (33%) and Brookfield (11%).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is project level.
The following table summarizes our capitalization:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Corporate credit facility(1)	$—	$—	$—	$—
Commercial paper(1)	1,120	194	1,120	194
Debt
Medium term notes(2)	3,952	3,187	3,952	3,187
Hybrid notes(2)	317	328	317	328
Non-recourse borrowings(3)	—	—	37,371	31,555
	4,269	3,515	41,640	35,070
Deferred income tax liabilities, net(4)	—	—	9,455	8,902
Equity
Non-controlling interest	—	—	27,070	24,164
Preferred equity	544	563	544	563
Perpetual subordinated notes	737	737	737	737
Preferred limited partners' equity	647	634	647	634
Unitholders' equity	8,850	8,876	8,850	8,876
Total capitalization	$15,047	$14,325	$88,943	$78,946
Debt-to-total capitalization	28%	25%	47%	44%
Debt-to-total capitalization (market value)(5)	17%	14%	42%	39%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt to total capitalization ratios as they are not permanent sources of capital.
(2)Medium term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and exclude $26 million (2025: $23 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,498 million (2025: $1,569 million) borrowed under a subscription facility of a Brookfield sponsored private fund and exclude $195 million (2025: $168 million) of deferred financing fees and $160 million (2025: $181 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.
AVAILABLE LIQUIDITY
The following tables summarizes the available liquidity:

(MILLIONS)	September 30, 2026	December 31, 2025
Corporate credit facilities
Authorized credit facilities	$2,450	$2,450
Authorized letter of credit facility	450	450
Issued letters of credit	(410)	(414)
Available portion of corporate credit facilities	2,490	2,486
Brookfield Renewable's share of cash and cash equivalents	863	963
Investments in marketable securities	153	159
Available portion of subsidiary credit facilities on a proportionate basis	1,631	1,017
Available liquidity	$5,137	$4,625
We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions or other expenditures and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis is presented in the following table:

	September 30, 2026			December 31, 2025
	Weighted-average			Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)(1)	Term (years)	Total(3)(4)	Interest rate (%)(1)	Term (years)	Total(3)(4)
Corporate borrowings
Credit facilities	N/A	5	$—	N/A	5	$—
Commercial paper	4.2	<1	1,120	4.3	<1	194
Medium term notes	4.6	12	3,952	4.5	12	3,187
Hybrid notes	5.4	29	317	5.4	30	328
Proportionate non-recourse borrowings(2)
Hydroelectric	7.4	11	6,529	6.6	10	6,478
Wind	5.2	8	2,701	4.8	9	2,772
Utility-scale solar	5.0	8	3,157	5.3	11	2,993
Distributed energy & storage	4.6	7	310	5.8	7	425
Sustainable solutions	5.9	6	405	5.7	5	404
	6.2	10	13,102	5.9	10	13,072
			$18,491			$16,781
Proportionate unamortized financing fees, net of unamortized premiums and discounts			(102)			(85)
			18,389			16,696
Equity-accounted borrowings			(1,502)			(1,507)
Non-controlling interests and other(3)			25,492			19,703
As per IFRS Statements			$42,379			$34,892
(1)Includes proportionate share of cash obligations on tax equity and yields on tax equity.
(2)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity liabilities.
(4)Includes our proportionate share of borrowings from our investment in a nuclear services business, which is recognized as an equity-accounted investment by Brookfield.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at September 30, 2026:

(MILLIONS)	Rest of 2026	2027	2028	2029	2030	Thereafter	Total(3)
Debt Principal repayments(1)
Medium term notes(2)	$—	$351	$—	$334	$334	$2,933	$3,952
Hybrid notes(2)	—	—	—	—	—	317	317
Non-recourse borrowings
Hydroelectric	2	412	191	834	978	1,765	4,182
Wind	1	95	224	195	253	92	860
Utility-scale solar	126	78	223	271	256	180	1,134
Distributed energy & storage	8	14	3	48	16	95	184
Sustainable solutions	—	—	—	—	—	332	332
	137	599	641	1,348	1,503	2,464	6,692
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	42	177	241	187	198	1,502	2,347
Wind	56	213	172	173	179	1,048	1,841
Utility-scale solar	70	252	175	166	164	1,196	2,023
Distributed energy & storage	3	11	7	12	6	87	126
Sustainable solutions	2	7	7	7	7	43	73
	173	660	602	545	554	3,876	6,410
Total	$310	$1,610	$1,243	$2,227	$2,391	$9,590	$17,371
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and excludes $26 million (2025: $23 million) of deferred financing fees, net of unamortized premiums and discounts.
(3)Includes our proportionate share of principal repayments from our investment in a nuclear services business, which is recognized as an equity-accounted investment by Brookfield.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in refinancing our borrowings through 2030 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.5 billion of committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the unaudited interim consolidated statements of cash flows:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2026	2025	2026	2025
Cash flows provided by (used in):
Operating activities	$352	$386	$1,029	$1,152
Financing activities	3,819	907	4,482	5,655
Investing activities	(3,457)	(1,182)	(4,858)	(8,039)
Foreign exchange (loss) gain on cash	(8)	—	(8)	121
Increase (decrease) in cash and cash equivalents	$706	$111	$645	$(1,111)
Operating Activities
Cash flows from operating activities for three and nine months ended September 30, 2026 totaled $352 million and $1,029 million, respectively, compared to $386 million and $1,152 million, respectively, in 2025, reflecting the strong operating performance of our business during both periods.
Financing Activities
Cash flows provided by financing activities totaled $3,819 million and $4,482 million for the three and nine months ended September 30, 2026, respectively. The strength of our balance sheet and disciplined access to diverse sources of capital to fund our growth generated net proceeds of $5,459 million and $8,328 million for the three and nine months ended September 30, 2026 from corporate and non-recourse financings, net inflows from related parties, capital contributions from participating non-controlling interests, and equity issuances, net of redemptions and repurchases, including the issuance of C$1,250 million ($897 million) of medium term notes, and the issuance of C$200 million ($141 million) of preferred limited partnership units.
Distributions, including incentive distributions to the general partners, paid during the three and nine months ended September 30, 2026 to Unitholders were $307 million and $928 million, respectively (2025: $287 million and $851 million, respectively). We increased our distributions to $1.568 per LP unit in 2026 on an annualized basis (2025: $1.492 per LP unit), representing an over 5% increase per LP unit, which took effect in the first quarter of 2026. The distributions paid and capital repaid during the three and nine months ended September 30, 2026, to preferred shareholders, preferred limited partners' unitholders, perpetual subordinated notes, and participating non-controlling interests in operating subsidiaries totaled $1,333 million and $2,918 million, respectively (2025: $314 million and $1,587 million, respectively).
Cash flows provided by financing activities totaled $907 million and $5,655 million for the three and nine months ended September 30, 2025. The strength of our balance sheet and disciplined access to diverse sources of capital to fund our growth generated net proceeds of $1,508 million and $8,093 million for the three and nine months ended September 30, 2025 from corporate and non-recourse financings, net inflows from related parties, and capital contributions from participating non-controlling interests, including the issuance of C$450 million ($307 million) of medium-term notes, C$250 million ($184 million) of hybrid notes and the repayment of C$400 million ($291 million) of medium-term notes prior to maturity, execution of open market purchases, and the mandatory cash tender offer for convertible bonds of Neoen.
Investing Activities
Cash flows used in investing activities totaled $3,457 million and $4,858 million for the three and nine months ended September 30, 2026, respectively. During the quarter, we invested $2,813 million into the acquisition, net of cash and cash equivalents, of Boralex. Our continued investment in the construction and development of solar, wind, distributed generation and battery energy storage systems projects across all our major markets totaled $1,908 million and $4,492 million for the three and nine months ended September 30, 2026, respectively.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

We generated proceeds of $1,522 million and $2,957 million during the three and nine months ended September 30, 2026, respectively, from recently completed asset sales and the monetization of financial assets, including the sale of a 73 MW portfolio of operating wind assets in the U.K., a 833 MW portfolio of operating solar assets in the U.S., a partial disposition in a renewable operating and development platform in India, the sale of a 2.1 GW of portfolio of operating solar and wind assets in the U.S., the sale of our remaining 25% interest in a 448 MW portfolio of operating hydroelectric assets in the U.S., the sale of a 39 MW portfolio of operating hydroelectric assets in Colombia, and the redemption of our convertible securities in a leading renewable platform in India.
Cash flows used in investing activities totaled $1,182 million and $8,039 million for the three and nine months ended September 30, 2025, respectively. During the year, the completion of our acquisition of Neoen through the execution of open market purchases and the mandatory cash tender offer for an incremental 47% of Neoen, together with incremental capital injections into our structured investments and equity accounted investments, including our acquisition of a fully integrated developer and operator of renewable power assets in the U.S., totaled $2,856 million.
SHARES, UNITS AND NOTES OUTSTANDING
Shares, units and notes outstanding are as follows:

	September 30, 2026	December 31, 2025
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes	30,400,000	30,400,000
Preferred Units(2)
Balance, beginning of year	31,000,000	31,000,000
Issuance of preferred LP Units	8,000,000	—
Redemption of preferred LP Units	(7,000,000)	—
Balance, end of period	32,000,000	31,000,000
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares and Class A.2 exchangeable shares(3)
Balance, beginning of year	179,604,793	179,640,851
Issuance	5,994,833	—
Exchanged for BEP LP units	(2,605,411)	(36,058)
Balance, end of period	182,994,215	179,604,793
LP units
Balance, beginning of year	305,987,962	285,180,371
Issuance	—	22,017,870
Repurchase of LP units for cancellation	(5,994,833)	(1,522,975)
Distribution reinvestment plan	183,734	276,638
Issued in exchange for BEPC exchangeable shares	2,605,411	36,058
Balance, end of period	302,782,274	305,987,962
Total LP units on a fully-exchanged basis(4)	680,264,428	680,080,694
(1)Class A Preference Shares are broken down by series as follows: 8,372,310 Series 1 Class A Preference Shares are outstanding; 1,587,754 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: nil (2025: 7,000,000) Series 7 Preferred Units are outstanding; 10,000,000 (2025: 10,000,000) Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2028); 8,000,000 (2025: 8,000,000) Series 17 Preferred Units are outstanding; 6,000,000 (2025: 6,000,000) Series 18 Preferred Units; and 8,000,000 (2025: nil) Series 19 Preferred Units are outstanding.
(3)Includes 148,274,532 (2025: 144,885,110) of BEPC exchangeable shares and 34,719,683 (2025: 34,719,683) of Class A.2 exchangeable shares.
(4)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares for LP units.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid for the three and nine months ended September 30:

	Three months ended September 30				Nine months ended September 30
	Declared		Paid		Declared		Paid
(MILLIONS)	2026	2025	2026	2025	2026	2025	2026	2025
Class A Preference Shares	$7	$8	$9	$6	$23	$22	$23	$20
Perpetual Subordinated Notes	10	10	10	10	30	30	30	30
Class A Preferred LP units	9	9	8	7	24	26	23	24
Participating non-controlling interests – in operating subsidiaries	841	198	953	198	1,997	958	1,997	958
GP interest and incentive distributions	43	37	41	38	130	113	128	113
Redeemable/Exchangeable partnership units	76	73	75	73	230	220	229	220
BEPC Exchangeable shares and class A.2 exchangeable shares	72	67	72	67	216	202	216	202
LP units	119	106	119	109	356	320	355	316
CONTRACTUAL OBLIGATIONS
Please see Note 20 – Commitments, contingencies and guarantees in the unaudited interim consolidated financial statements, for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021, December 2021 and March 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million, $260 million and $150 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625%, 4.875% and 7.250%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2026	2025	2026	2025
Revenues(1)	$—	$—	$—	$—
Gross profit	—	—	—	—
Dividend income from non-guarantor subsidiaries	43	240	269	721
Net (loss) income	(66)	136	(65)	436
(1)Brookfield Renewable's total revenues for the three and nine months ended September 30, 2026 were $1,780 million and $5,004 million, respectively (2025: $1,596 million and $4,868 million).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

(MILLIONS)	September 30, 2026	December 31, 2025
Current assets(1)	$1,408	$831
Total assets(2)(3)	1,621	1,099
Current liabilities(4)	9,809	8,524
Total liabilities(4)	9,831	8,568
(1)Amount due from non-guarantor subsidiaries was $1,400 million (2025: $815 million).
(2)Brookfield Renewable's total assets as at September 30, 2026 and December 31, 2025 were $105,344 million and $98,701 million.
(3)Amount due from non-guarantor subsidiaries was $1,442 million (2025: $949 million).
(4)Amount due to non-guarantor subsidiaries was $8,426 million (2025: $7,908 million).

OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at September 30, 2026, letters of credit issued amounted to $5,346 million (December 31, 2025: $4,399 million).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

PART 6 – SELECTED QUARTERLY INFORMATION
SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2026			2025				2024
(MILLIONS, EXCEPT AS NOTED)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total Generation (GWh) – LTA	29,375	32,061	30,593	31,323	29,779	31,450	30,476	24,779
Total Generation (GWh) – actual	27,957	30,086	30,372	28,798	27,554	30,650	29,008	21,121
Proportionate Renewable Generation (GWh) – LTA	8,545	10,151	9,334	9,590	8,529	9,819	8,999	8,616
Proportionate Actual Renewable Generation (GWh)	7,196	9,378	8,882	7,759	7,186	9,542	8,670	6,868
Revenues	$1,780	$1,710	$1,514	$1,539	$1,596	$1,692	$1,580	$1,432
Net (loss) income attributable to Unitholders	(314)	(213)	(229)	410	(120)	(112)	(197)	(9)
Basic (loss) income per LP unit	(0.52)	(0.37)	(0.40)	0.54	(0.23)	(0.22)	(0.35)	(0.06)
Funds From Operations	346	421	375	346	302	371	315	304
Funds From Operations per Unit	0.51	0.62	0.55	0.51	0.46	0.56	0.48	0.46
Distribution per LP Unit	0.39	0.39	0.39	0.37	0.37	0.37	0.37	0.36

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

PROPORTIONATE RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30
The following chart reflects the generation and summary financial figures on a proportionate basis for the nine months ended September 30:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2026	2025	2026	2025	2026	2025	2026	2025	2026	2025
Hydroelectric	14,695	14,260	16,292	14,830	1,519	1,215	1,204	767	760	487
Wind	6,150	6,182	6,805	6,945	429	427	346	344	225	217
Utility-scale solar	3,786	3,817	4,429	4,540	380	396	538	402	429	293
Distributed energy & storage	825	1,139	504	1,032	136	188	125	280	99	247
Sustainable solutions	—	—	—	—	461	431	122	154	97	124
Corporate	—	—	—	—	—	—	5	7	(468)	(380)
Total	25,456	25,398	28,030	27,347	$2,925	$2,657	$2,340	$1,954	$1,142	$988
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the nine months ended September 30, 2026:

	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)
Net (loss) income	$(164)	$(478)	$(219)	$81	$219	$(381)	$(942)
Add back or deduct the following:
Depreciation	530	650	348	165	—	—	1,693
Deferred income tax (recovery) expense	(1)	(22)	(63)	48	3	(55)	(90)
Foreign exchange and financial instruments loss (gain)	173	(262)	(400)	(144)	(154)	(34)	(821)
Other(1)	440	293	746	140	34	54	1,707
Management service costs	—	—	—	—	—	213	213
Interest expense	766	485	410	134	1	208	2,004
Current income tax expense (recovery)	42	8	79	(83)	—	—	46
Amount attributable to equity accounted investments and non-controlling interests(2)	(582)	(328)	(363)	(216)	19	—	(1,470)
Adjusted EBITDA attributable to Unitholders	$1,204	$346	$538	$125	$122	$5	$2,340
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects over the long-term, realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term, and gains on equity transactions that are included within Adjusted EBITDA. Refer to Note 4 - Disposal of assets and Note 6 - Risk management and financial instruments in the unaudited interim consolidated financial statements, for more details.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the nine months ended September 30, 2025:

	Hydroelectric	Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)
Net income (loss)	$192	$72	$(192)	$204	$114	$(356)	$34
Add back or deduct the following:
Depreciation	493	663	420	193	34	—	1,803
Deferred income tax (recovery) expense	(16)	(160)	(120)	33	—	(29)	(292)
Foreign exchange and financial instruments loss (gain)	51	(349)	(87)	(101)	(113)	29	(570)
Other(1)	45	105	192	71	39	26	478
Management service costs	—	—	—	—	—	162	162
Interest expense	564	526	390	163	3	173	1,819
Current income tax expense (recovery)	34	—	50	(144)	1	2	(57)
Amount attributable to equity accounted investments and non-controlling interests(2)	(596)	(513)	(251)	(139)	76	—	(1,423)
Adjusted EBITDA attributable to Unitholders	$767	$344	$402	$280	$154	$7	$1,954
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects over the long-term, realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term, and gains on equity transactions that are included within Adjusted EBITDA. Refer to Note 6 - Risk management and financial instruments in the unaudited interim consolidated financial statements, for more details.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the nine months ended September 30:

(MILLIONS)	2026	2025
Net (loss) income	$(942)	$34
Add back or deduct the following:
Depreciation	1,693	1,803
Deferred income tax recovery	(90)	(292)
Foreign exchange and financial instruments gain	(821)	(570)
Other(1)	1,707	478
Amount attributable to equity accounted investments and non-controlling interest(2)	(405)	(465)
Funds From Operations	$1,142	$988
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects, realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term, and gains on equity transactions that are included in Funds From Operations. Refer to Note 4 - Disposal of assets and Note 6 - Risk management and financial instruments in the unaudited interim consolidated financial statements, for more details.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic loss per LP unit is reconciled to Funds From Operations per Unit, for the nine months ended September 30:

	Nine months ended September 30
	2026	2025
Basic loss per LP unit(1)	$(1.29)	$(0.81)
Adjusted for proportionate share of:
Depreciation	0.79	1.28
Deferred income tax recovery	(0.07)	(0.16)
Foreign exchange and financial instruments gain	(0.06)	(0.04)
Other(2)	2.30	1.22
Funds From Operations per Unit(3)	$1.67	$1.49
(1)During the nine months ended September 30, 2026, on average there were 302.7 million LP units outstanding (2025: 284.2 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in nuclear services & sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term, and gains on equity transactions that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares. Refer to Note 4 - Disposal of assets and Note 6 - Risk management and financial instruments in the unaudited interim consolidated financial statements, for more details.
(3)Average units outstanding for the nine months ended September 30, 2026 were 684.3 million (2025: 662.2 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

PART 7 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS
CRITICAL ESTIMATES AND CRITICAL JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The unaudited interim consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and material accounting policy information in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs, forecasted development MWs per annum, future leverage assumptions, and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section included in our most recent Annual Report on Form 20-F. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
RECENTLY ADOPTED ACCOUNTING STANDARDS
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and adds new or amended disclosures relating to investments in equity instruments designated at Fair Value through Other Comprehensive Income “FVOCI” and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on the partnership’s financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

FUTURE CHANGES IN ACCOUNTING POLICIES
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable is currently assessing the impact of this standard on its presentation and disclosures.
IFRS 20 - Regulatory Assets and Regulatory Liabilities (“IFRS 20”)
In May 2026, the IASB issued IFRS 20, Regulatory Assets and Regulatory Liabilities. IFRS 20 is effective for periods beginning on or after January 1, 2029, with early adoption permitted. IFRS 20 sets out the requirements for the recognition, measurement, presentation and disclosure of regulatory assets, regulatory liabilities, regulatory income and regulatory expense, enabling users of financial statements to understand the total allowed compensation for regulatory goods or services supplied in each reporting period and the related rights and obligations. Brookfield Renewable is currently assessing the impact of this standard on its presentation and disclosures.
There are currently no other future changes to IFRS Accounting Standards with a potential material impact on Brookfield Renewable.
INTERNAL CONTROL OVER FINANCIAL REPORTING
No changes were made in our internal control over financial reporting during the nine months ended September 30, 2026, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the sale of a portfolio including 118 MW of operating hydroelectric and 100 MW of operating solar assets in Colombia for proceeds of approximately COP1,610 billion ($426 million) (COP601 billion ($159 million) net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 40 MW development solar asset in the U.K. for proceeds of approximately £32 million ($42 million) (£8 million ($11 million) net to Brookfield Renewable). The closing of this transaction is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the sale of a 246 MW portfolio of operating solar assets in the U.S. for proceeds of approximately $127 million ($25 million net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a fully integrated developer and operator of battery energy storage systems and co-located utility-scale solar assets in the U.S., with 3.1 GW of operating and under construction assets and an over 20 GW development pipeline for equity consideration of approximately $2.9 billion ($400 million net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 350 MW portfolio of development wind assets in the U.K. for total consideration of approximately £28 million ($37 million) (£5 million ($7 million) net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable Corporation received shareholder approval to simplify its corporate structure by converting Brookfield Renewable Partners L.P. and Brookfield Renewable Corporation into one publicly traded corporation. The simplification is subject to customary regulatory approvals as well as unitholder approval.
OTHER
On July 31, 2026, Westinghouse announced that it confidentially submitted a draft registration statement with the SEC relating to a proposed initial public offering. The number of shares to be offered and the price range for the proposed offering have not yet been determined, and the proposed offering will be subject to market and other conditions.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

PART 8 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield Holders, (iii) class A.2 exchangeable shares, held by Brookfield, (iv) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (v) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares, class A.2 exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request related to Redeemable/Exchangeable partnership units and BEPC exchangeable shares with LP units, rather than cash, on a one-for-one basis. Similarly, Brookfield Renewable has the right, at its sole discretion, to satisfy any such redemption request related to class A.2 exchangeable shares with BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a on-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield Holders, as holder of BEPC exchangeable shares, class A.2 exchangeable shares and Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units and any redemption request in respect of class A.2 exchangeable shares with BEPC exchangeable shares or LP units, at the election of Brookfield, the BEPC exchangeable shares, class A.2 exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares and class A.2 exchangeable shares, Redeemable/Exchangeable partnership units, and GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
Actual and Long-term Average Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & storage includes generation from our distributed generation and pumped storage assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Utility-scale solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. For this reason, we do not consider a long-term average for these facilities.
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or have significant influence over the entities that own certain renewable power and sustainable solutions investments. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of Isagen, Neoen, and Boralex. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2025 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation, pumped storage and battery energy storage systems), 5) sustainable solutions (nuclear services, renewable natural gas, carbon capture and storage, recycling, cogeneration, eFuels, and power transformation), and 6) corporate. This best reflects the way in which the CODM reviews results of Brookfield Renewable.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 7 – Segmented information in our unaudited interim consolidated financial statements.
One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics – i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.
It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to Net income (loss). See “Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures” and “Part 6 – Selected Quarterly Information – Reconciliation of Non-IFRS measures”.
Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method, whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings (loss) from equity-accounted investments and its financial asset in nuclear services, which is recognized as an equity-accounted investment by Brookfield, attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes but is not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Unless the context indicates or requires otherwise, information with respect to the megawatts ("MW") attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
Net Income (Loss)
Net income (loss) is calculated in accordance with IFRS.
Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.
Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes other income within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes other income in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period. In the unaudited interim consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewables’s share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate results has limitations as an analytical tool, including the following:
•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

PART 9 – CAUTIONARY STATEMENTS
CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS
This report contains forward-looking statements and information, within the meaning of applicable U.S. and Canadian securities laws and in any applicable securities regulations, concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this report include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, dispositions and other transactions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, reorganizations or other structural simplification transactions including our corporate simplification, our future growth prospects and distribution profile, our access to capital and future dividends, and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this report are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following: general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets; changes to resource availability, as a result of climate change or otherwise, at any of our renewable power facilities; supply, demand, volatility and marketing in the energy markets; changes to government policies and incentives relating to the renewable power and sustainable solutions industries; our inability to re-negotiate or replace expiring contracts (including PPAs, power guarantee agreements or similar long-term agreements, between a seller and a buyer of electrical power generation or other commercial contracts that our business benefits from) on similar terms; an increase in the amount of uncontracted generation in our renewable power portfolio or a change in the contract profile for future renewable power projects; availability and access to interconnection facilities and transmission systems; our ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects; our real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us; increases in the cost of operating our existing facilities and of developing new projects; health, safety, security and environmental risks; equipment failures and procurement challenges; adverse impacts of inflationary pressures; changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate; our reliance on computerized business systems, which could expose us to cyber-attacks; dam failures and the costs and potential liabilities associated with such failures; uninsurable losses and higher insurance premiums; energy marketing risks and our ability to manage commodity and financial risk; the termination of, or a change to, the MRE; involvement in litigation and other disputes, and governmental and regulatory investigations; counterparties to our contracts not fulfilling their obligations; the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success; increased regulation of our operations; new regulatory initiatives related to sustainability and ESG; foreign laws or regulation to which we become subject as a result of future acquisitions in new markets; force majeure events; our operations being affected by local communities; newly developed technologies or new business lines in which we invest not performing as anticipated; advances in technology that impair or eliminate the competitive advantage of our projects; increases in water rental costs (or similar fees) or changes to the regulation of water supply; ineffective management of human capital; labor disruptions and economically unfavorable collective bargaining agreements; human rights impacts of our business activities; uncertainty regarding the U.S. Government making a final investment decision and entering into definitive agreements with our nuclear services investment regarding the construction of nuclear reactors and realizing the anticipated benefits therefrom; increased regulation of and third party opposition to our nuclear services investment’s customers and operations; failure of the nuclear power industry to expand; insufficient indemnification for our nuclear services investment; our inability to finance our operations and fund growth due to the status of the capital markets; our inability to complete capital recycling initiatives; operating and financial restrictions imposed on us by our loan, debt and security agreements; changes to our credit ratings; the incurrence of debt at multiple levels within our organizational structure; restrictions on our ability to engage in certain activities or make distributions due to our indebtedness; adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our hedging strategy or otherwise; our inability to identify sufficient investment opportunities and complete transactions and strategic initiatives including our corporate simplification transaction; political instability or changes in government policy negatively impacting our business or assets; changes to our current business, including through future sustainable solutions investments; the growth of our portfolio and our inability to realize the expected benefits of our transactions, initiatives or acquisitions; our investment opportunities may not be completed as planned and we may not realize the anticipated benefits therefrom; our inability to develop the projects in our development pipeline; delays, cost overruns and other problems associated with the construction and operation of our facilities and risks associated with the arrangements we enter into with communities and joint venture partners; we do not have control over all of our operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements; some of our acquisitions may be of distressed companies, which may subject us to increased risks; a decline in the value of our investments in securities, including publicly traded securities of other companies; the separation

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

of economic interest from control within our organizational structure; fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems and restrictions on foreign direct investment; our dependence on Brookfield and Brookfield’s significant influence over us; Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest; the departure of some or all of Brookfield’s key professionals; Brookfield acting in a way that is not in our best interests or the best interests of our shareholders or our unitholders; our inability to terminate the Master Services Agreement and the limited liability of the Service Provider under our arrangements with them; Brookfield’s relationship with walled-off businesses; changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable; changes in the amount of cash we can distribute to our unitholders; future sales or issuances of our securities (including upon exchange of class A.2 exchangeable shares by Brookfield) will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares; any changes in the market price of the BEP units and BEPC exchangeable shares; the inability of our unitholders to take part in the management of BEP; limits on unitholders’ ability to obtain favorable judicial forum for disputes related to BEP or to enforce judgments against us; our reliance on subsidiaries to provide funds to pay distributions; foreign currency risk associated with BEP’s distributions; we are not subject to the same disclosure requirements as a U.S. domestic issuer; being deemed an “investment company” under the Investment Company Act; the effectiveness of our internal controls over financial reporting; changes in tax law and practice; and other factors described in our most recent Annual Report on Form 20-F, including those set forth under Item 3.D “Risk Factors”. Certain risks and uncertainties specific to our corporate simplification transaction is further described in the joint management information circular of BEP and BEPC dated August 26, 2026 with respect to the special meetings of BEP and BEPC to approve the simplification and is available electronically on each of the SEDAR+ profiles of BEP and BEPC at www.sedarplus.ca.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this report and should not be relied upon as representing our views as of any date subsequent to the date of this report. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see “Risk Factors” included in our most recent Annual Report on Form 20-F and other risks and factors that are described therein.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES
This report contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the investors and other readers to better understand our business.

Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in our Management’s Discussion and Analysis. We have also provided a reconciliation of Adjusted EBITDA and Funds From Operations to net income in Note 7 – Segmented information in the unaudited interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

UNAUDITED (MILLIONS)	Notes	September 30, 2026	December 31, 2025
Assets
Current assets
Cash and cash equivalents	16	$2,657	$2,093
Restricted cash	17	453	220
Trade receivables and other current assets	18	3,096	2,542
Financial instrument assets	6	1,004	357
Due from related parties	21	916	944
Assets held for sale	5	3,117	6,142
		11,243	12,298
Financial instrument assets	6	5,826	4,395
Equity-accounted investments	15	4,621	4,087
Property, plant and equipment, at fair value	9	75,501	70,456
Goodwill	14	6,669	6,019
Deferred income tax assets		524	493
Other long-term assets		960	953
Total Assets		$105,344	$98,701
Liabilities
Current liabilities
Accounts payable and accrued liabilities	19	$2,850	$2,246
Financial instrument liabilities	6	1,017	670
Due to related parties	21	1,345	7,071
Corporate borrowings	10	1,471	194
Non-recourse borrowings	10	6,292	7,384
Provisions		115	112
Liabilities directly associated with assets held for sale	5	1,374	4,021
		14,464	21,698
Financial instrument liabilities	6	2,687	1,798
Corporate borrowings	10	3,892	3,492
Non-recourse borrowings	10	30,724	23,822
Deferred income tax liabilities		9,979	9,395
Provisions		1,207	1,005
Due to related parties	21	2,470	693
Other long-term liabilities		2,073	1,824
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	11	27,070	24,164
General partnership interest in a holding subsidiary held by Brookfield	11	51	52
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	11	2,516	2,524
BEPC exchangeable shares and class A.2 exchangeable shares	11	2,367	2,330
Preferred equity	11	544	563
Perpetual subordinated notes	11	737	737
Preferred limited partners' equity	12	647	634
Limited partners' equity	13	3,916	3,970
Total Equity		37,848	34,974
Total Liabilities and Equity		$105,344	$98,701

The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

UNAUDITED (MILLIONS, EXCEPT PER UNIT INFORMATION)		Three months ended September 30		Nine months ended September 30
	Notes	2026	2025	2026	2025
Revenues	21	$1,780	$1,596	$5,004	$4,868
Other income		75	319	459	551
Direct operating costs(1)		(1,013)	(721)	(2,575)	(2,095)
Management service costs	21	(63)	(57)	(213)	(162)
Interest expense	10	(707)	(586)	(2,004)	(1,819)
Share of (losses) earnings from equity-accounted investments	15	(10)	(10)	56	(83)
Foreign exchange and financial instruments gain	6	597	66	821	570
Depreciation	9	(587)	(611)	(1,693)	(1,803)
Other		(436)	(20)	(841)	(342)
Income tax (expense) recovery
Current	8	(80)	—	(46)	57
Deferred	8	84	66	90	292
		4	66	44	349
Net (loss) income		$(360)	$42	$(942)	$34
Net (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	11	$(72)	$135	$(263)	$385
General partnership interest in a holding subsidiary held by Brookfield	11	39	35	120	105
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	11	(101)	(46)	(250)	(158)
BEPC exchangeable shares and class A.2 exchangeable shares	11	(95)	(43)	(235)	(146)
Preferred equity	11	7	8	23	22
Perpetual subordinated notes	11	10	10	30	30
Preferred limited partners' equity	12	9	9	24	26
Limited partners' equity	13	(157)	(66)	(391)	(230)
		$(360)	$42	$(942)	$34
Basic and diluted loss per LP unit		$(0.52)	$(0.23)	$(1.29)	$(0.81)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

UNAUDITED (MILLIONS)		Three months ended September 30		Nine months ended September 30
	Notes	2026	2025	2026	2025
Net (loss) income		$(360)	$42	$(942)	$34
Other comprehensive income that will not be reclassified to net (loss) income:
Revaluations of property, plant and equipment	9	3	(20)	(116)	89
Actuarial gains on defined benefit plans		6	7	7	10
Deferred income tax (expense) recovery on above items		(22)	34	(48)	(85)
Unrealized gain on investments in equity securities	6	998	—	1,581	1
Equity-accounted investments	15	—	(1)	(53)	11
Total items that will not be reclassified to net income (loss)		985	20	1,371	26
Other comprehensive (loss) income that may be reclassified to net (loss) income:
Foreign currency translation		255	280	1,308	1,441
Losses arising during the period on financial instruments designated as cash-flow hedges	6	(249)	(203)	(423)	(180)
Unrealized loss on foreign exchange swaps - net investment hedge	6	(160)	(94)	(417)	(564)
Reclassification adjustments for amounts recognized in net (loss) income	6	17	77	45	79
Deferred income tax recovery on above items		15	11	51	29
Equity-accounted investments	15	(11)	(17)	(6)	21
Total items that may be reclassified subsequently to net (loss) income		(133)	54	558	826
Other comprehensive income		852	74	1,929	852
Comprehensive income		$492	$116	$987	$886
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	11	$(152)	$293	$6	$971
General partnership interest in a holding subsidiary held by Brookfield	11	45	34	130	106
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	11	164	(67)	227	(85)
BEPC exchangeable shares and class A.2 exchangeable shares	11	153	(62)	212	(79)
Preferred equity	11	6	(5)	3	40
Perpetual subordinated notes	11	10	10	30	30
Preferred limited partners' equity	12	9	9	24	26
Limited partners' equity	13	257	(96)	355	(123)
		$492	$116	$987	$886
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED THREE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares and class A.2 exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at June 30, 2026	$(3,558)	$(820)	$7,904	$7	$(53)	$259	$3,739	$647	$545	$737	$2,312	$25,395	$50	$2,423	$35,848
Net (loss) income	(157)	—	—	—	—	—	(157)	9	7	10	(95)	(72)	39	(101)	(360)
Other comprehensive (loss) income	—	(8)	4	1	(24)	441	414	—	(1)	—	248	(80)	6	265	852
Equity exchanged (Note 13)	74	—	—	—	—	—	74	—	—	—	(74)	—	—	—	—
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	3,344	—	—	3,344
Distributions and return of capital	(119)	—	—	—	—	—	(119)	(9)	(7)	(10)	(72)	(1,194)	(43)	(76)	(1,530)
Acquisition (Note 3)	—	—	—	—	—	—	—	—	—	—	—	480	—	—	480
Disposal (Note 4)	84	—	(84)	—	—	—	—	—	—	—	—	(703)	—	—	(703)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	(97)	(9)	71	—	(2)	—	(37)	—	—	—	48	(100)	(1)	5	(85)
Change in period	(213)	(17)	(9)	1	(26)	441	177	—	(1)	—	55	1,675	1	93	2,000
Balance, as at September 30, 2026	$(3,771)	$(837)	$7,895	$8	$(79)	$700	$3,916	$647	$544	$737	$2,367	$27,070	$51	$2,516	$37,848

Balance, as at June 30, 2025	$(3,119)	$(777)	$7,230	$4	$(10)	$—	$3,328	$634	$568	$737	$2,106	$23,627	$47	$2,280	$33,327
Net (loss) income	(66)	—	—	—	—	—	(66)	9	8	10	(43)	135	35	(46)	42
Other comprehensive income (loss)	—	15	(27)	1	(19)	—	(30)	—	(13)	—	(19)	158	(1)	(21)	74
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	325	—	—	325
Distributions and return of capital	(106)	—	—	—	—	—	(106)	(9)	(8)	(10)	(67)	(291)	(37)	(73)	(601)
Disposal	5	—	(5)	—	—	—	—	—	—	—	—	(408)	—	—	(408)
Distribution reinvestment plan	2	—	—	—	—	—	2	—	—	—	—	—	—	—	2
Other	—	1	3	—	—	—	4	—	—	—	4	70	—	5	83
Change in period	(165)	16	(29)	1	(19)	—	(196)	—	(13)	—	(125)	(11)	(3)	(135)	(483)
Balance, as at September 30, 2025	$(3,284)	$(761)	$7,201	$5	$(29)	$—	$3,132	$634	$555	$737	$1,981	$23,616	$44	$2,145	$32,844
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
UNAUDITED NINE MONTHS ENDED SEPTEMBER 30 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares and class A.2 exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2025	$(3,281)	$(930)	$8,206	$7	$(32)	$—	$3,970	$634	$563	$737	$2,330	$24,164	$52	$2,524	$34,974
Net (loss) income	(391)	—	—	—	—	—	(391)	24	23	30	(235)	(263)	120	(250)	(942)
Other comprehensive income (loss)	—	86	(2)	3	(41)	700	746	—	(20)	—	447	269	10	477	1,929
Equity issuance (Note 11)	—	—	—	—	—	—	—	—	—	—	237	—	—	—	237
Equity repurchased for cancellation (Note 13)	(201)	—	—	—	—	—	(201)	—	—	—	—	—	—	—	(201)
Equity exchanged (Note 13)	74	—	—	—	—	—	74	—	—	—	(74)	—	—	—	—
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	6,254	—	—	6,254
Distributions and return of capital	(356)	—	—	—	—	—	(356)	(24)	(23)	(30)	(216)	(2,842)	(130)	(230)	(3,851)
Issuance of Preferred LP Units (Note 12)	—	—	—	—	—	—	—	141	—	—	—	—	—	—	141
Redemption of Preferred LP Units (Note 12)	—	—	—	—	—	—	—	(128)	—	—	—	—	—	—	(128)
Acquisition (Note 3)	—	—	—	—	—	—	—	—	—	—	—	480	—	—	480
Disposal (Note 4)	150	—	(150)	—	—	—	—	—	—	—	—	(703)	—	—	(703)
Distribution reinvestment plan	5	—	—	—	—	—	5	—	—	—	—	—	—	—	5
Change in ownership	(18)	—	(85)	—	—	—	(103)	—	—	—	(61)	231	(1)	(66)	—
Other	247	7	(74)	(2)	(6)	—	172	—	1	—	(61)	(520)	—	61	(347)
Change in period	(490)	93	(311)	1	(47)	700	(54)	13	(19)	—	37	2,906	(1)	(8)	2,874
Balance, as at September 30, 2026	$(3,771)	$(837)	$7,895	$8	$(79)	$700	$3,916	$647	$544	$737	$2,367	$27,070	$51	$2,516	$37,848

Balance, as at December 31, 2024	$(2,774)	$(859)	$7,237	$4	$(4)	$—	$3,604	$634	$537	$737	$2,269	$26,168	$50	$2,457	$36,456
Net (loss) income	(230)	—	—	—	—	—	(230)	26	22	30	(146)	385	105	(158)	34
Other comprehensive (loss) income	—	94	36	2	(26)	1	107	—	18	—	67	586	1	73	852
Equity repurchased for cancellation	(34)	—	—	—	—	—	(34)	—	—	—	—	—	—	—	(34)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	2,154	—	—	2,154
Distributions and return of capital	(320)	—	—	—	—	—	(320)	(26)	(22)	(30)	(202)	(1,513)	(113)	(220)	(2,446)
Acquisition	—	—	—	—	—	—	—	—	—	—	—	(3,166)	—	—	(3,166)
Disposal	55	—	(55)	—	—	—	—	—	—	—	—	(1,002)	—	—	(1,002)
Distribution reinvestment plan	5	—	—	—	—	—	5	—	—	—	—	—	—	—	5
Other	14	4	(17)	(1)	1	(1)	—	—	—	—	(7)	4	1	(7)	(9)
Change in period	(510)	98	(36)	1	(25)	—	(472)	—	18	—	(288)	(2,552)	(6)	(312)	(3,612)
Balance, as at September 30, 2025	$(3,284)	$(761)	$7,201	$5	$(29)	$—	$3,132	$634	$555	$737	$1,981	$23,616	$44	$2,145	$32,844
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

UNAUDITED		Three months ended September 30		Nine months ended September 30
(MILLIONS)	Notes	2026	2025	2026	2025
Operating activities
Net (loss) income		$(360)	$42	$(942)	$34
Adjustments for the following non-cash items:
Depreciation	9	587	611	1,693	1,803
Unrealized foreign exchange and financial instruments gain	6	(611)	(89)	(844)	(578)
Share of losses (earnings) from equity-accounted investments	15	10	10	(56)	83
Deferred income tax recovery	8	(84)	(66)	(90)	(292)
Other non-cash items		536	(134)	877	41
Dividends received from equity-accounted investments	15	44	36	172	100
		122	410	810	1,191
Changes in due to or from related parties	21	(78)	40	1	226
Net change in working capital balances		308	(64)	218	(265)
		352	386	1,029	1,152
Financing activities
Proceeds from corporate borrowings	10	538	—	897	491
Repayment of corporate borrowings	10	—	—	—	(291)
Corporate credit facilities, net	10	(53)	(169)	—	(240)
Commercial paper, net	10	19	(238)	926	197
Proceeds from non-recourse borrowings	10,21	4,164	3,531	11,546	10,658
Repayment of non-recourse borrowings	10,21	(1,973)	(1,432)	(7,919)	(6,698)
Capital contributions from participating non-controlling interests – in operating subsidiaries	11	2,759	55	5,618	1,884
Issuance of equity instruments and related costs, net	11,13	—	—	36	(34)
Issuance of preferred equity instruments and related costs, net	12	—	—	13	—
Distributions paid and capital repaid:
To participating non-controlling interests - in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	11,12	(1,333)	(314)	(2,918)	(1,587)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	11,13	(307)	(287)	(928)	(851)
Inflows from related parties	21	218	(217)	1,115	5,253
Outflows to related parties	21	(213)	(22)	(3,904)	(3,127)
		3,819	907	4,482	5,655
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity	3	(2,813)	—	(2,813)	(4,429)
Investment in property, plant and equipment	9	(1,908)	(1,755)	(4,492)	(4,779)
Investment in equity-accounted investments	15	(35)	(90)	(103)	(146)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	4	818	783	2,251	1,313
Purchases of financial assets	6	(8)	(70)	(43)	(167)
Proceeds from financial assets	6	704	1	706	347
Restricted cash and other		(215)	(51)	(364)	(178)
		(3,457)	(1,182)	(4,858)	(8,039)
Cash and cash equivalents
Increase (decrease)		714	111	653	(1,232)
Foreign exchange (loss) gain on cash		(8)	—	(8)	121
Net change in cash classified within assets held for sale		(20)	(83)	(81)	(89)
Balance, beginning of period		1,971	1,907	2,093	3,135
Balance, end of period		$2,657	$1,935	$2,657	$1,935
Supplemental cash flow information:
Interest paid		$566	$500	$1,746	$1,664
Interest received		18	16	93	69
Income taxes paid		66	32	228	95
The accompanying notes are an integral part of these interim consolidated financial statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power and sustainable solution assets primarily in North America, South America, Europe and Asia–Pacific (“APAC”).
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these financial statements. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions (formerly Brookfield Reinsurance) and their related parties. The term “Brookfield Fund” means a private fund managed by Brookfield Asset Management and its subsidiaries. The term “consortium managed by BAM” means an investment vehicle managed by Brookfield Asset Management and its subsidiaries.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield Holders, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of BEPC held by public shareholders and Brookfield Wealth Solutions, class A.2 exchangeable shares (“class A.2 exchangeable shares”) of Brookfield Renewable Holdings Corporation (“BRHC”) held by Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and a general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 91 Front Street, 1st Floor, Hamilton HM12, Bermuda.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 13, Series 18, and Series 19 preferred limited partners’ equity are traded under the symbols “BEP.PR.M”, “BEP.PR.R”, and “BEP.PR.S”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH”, “BEPI”, and “BEPJ” on the New York Stock Exchange.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

1. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.
Certain information and footnote disclosures normally included in the annual audited consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS Accounting Standards”), as issued by the International Accounting Standards Board (“IASB”), have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with Brookfield Renewable’s December 31, 2025 audited consolidated financial statements. The interim consolidated financial statements have been prepared on a basis consistent with the accounting policies disclosed in the December 31, 2025 audited consolidated financial statements, except for the adoption of new standards effective as of January 1, 2026, refer to Note 1 (d) Recently adopted accounting standards.
The results reported in these interim consolidated financial statements should not be regarded as necessarily indicative of results that may be expected for an entire year. The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated interim financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on November 4, 2026.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR, CNY, KRW and A$ are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees, Chinese yuan, South Korean won and Australian dollars, respectively.
All figures are presented in millions of U.S. dollars unless otherwise noted.
(b) Basis of preparation
The interim consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value. Cost is recorded based on the fair value of the consideration given in exchange for assets.
(c) Consolidation
These consolidated interim financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the interim consolidated statements of financial position.
(d) Recently adopted accounting standards
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and adds new or amended disclosures relating to investments in equity instruments designated at Fair Value through Other Comprehensive Income “FVOCI” and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on the partnership’s financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.
(e) Future changes in accounting policies
IFRS 18 – Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable is currently assessing the impact of this standard on its presentation and disclosures.
IFRS 20 - Regulatory Assets and Regulatory Liabilities (“IFRS 20”)
In May 2026, the IASB issued IFRS 20, Regulatory Assets and Regulatory Liabilities. IFRS 20 is effective for periods beginning on or after January 1, 2029, with early adoption permitted. IFRS 20 sets out the requirements for the recognition, measurement, presentation and disclosure of regulatory assets, regulatory liabilities, regulatory income and regulatory expense, enabling users of financial statements to understand the total allowed compensation for regulatory goods or services supplied in each reporting period and the related rights and obligations. Brookfield Renewable is currently assessing the impact of this standard on its presentation and disclosures.
There are currently no other future changes to IFRS Accounting Standards with a potential material impact on Brookfield Renewable.
2. PRINCIPAL SUBSIDIARIES
The following table lists the subsidiaries of Brookfield Renewable which significantly affect its financial position and results of operations as at September 30, 2026:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Ontario	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.7
TerraForm Power Parent, LLC(1)	Delaware	100
Neoen S.A.S.(1)	France	100
Geronimo Power Holdings, LLC(1)	Delaware	100
Boralex Inc.(1)(2)	Canada	100
(1)Voting control held, in whole or in part, through voting agreements with Brookfield and co-investors.
(2)Inclusive of strategic investor’s economic interest.
3. ACQUISITIONS
Geronimo Power
On May 29, 2025, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a fully integrated developer and operator of renewable power assets in the U.S. During the second quarter of 2026, the purchase price allocation was finalized with no changes from the purchase price allocation that was disclosed in the 2025 annual report.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

Boralex
On August 14, 2026, Brookfield Renewable, together with its institutional partners and La Caisse, completed the acquisition of a 100% interest in Boralex, a fully integrated developer and operator of renewable power assets across Canada, the U.S., France, and the U.K. with 3.8 GW of operating assets and an over 8 GW development pipeline for a total consideration, inclusive of pre-existing non-recourse borrowings repaid on closing, of approximately C$4.5 billion ($3.2 billion) (C$0.79 billion ($0.57 billion) net to Brookfield Renewable). Transaction costs related to the acquisition totaled $16 million and have been recognized within Other in the consolidated statements of income (loss). If the acquisition had taken place at the beginning of the year, revenues would have been $510 million for the nine months ended September 30, 2026.
The preliminary purchase price allocation, at fair value, as at August 14, 2026, is as follows:

(MILLIONS)	Boralex(1)
Cash and cash equivalents	$397
Restricted cash	9
Trade receivables and other current assets	320
Due from related parties	4
Assets held for sale	13
Property, plant and equipment, at fair value	5,553
Financial instrument assets(2)	145
Equity-accounted investments	961
Other long-term assets	105
Accounts payable and accrued liabilities	(232)
Financial instrument liabilities(2)	(69)
Due to related parties(2)	(10)
Non-recourse borrowings(2)	(2,940)
Deferred income tax liabilities	(642)
Provisions(2)	(272)
Other long-term liabilities	(240)
Fair value of net assets acquired	3,102
Non-controlling interests	(480)
Goodwill	588
Purchase price	$3,210
(1)The purchase price allocation is preliminary as at September 30, 2026. Brookfield Renewable is currently assessing the fair value of net assets acquired and Goodwill for the purchase price allocation and expects to finalize the balances in 2027, within the one year measurement period.
(2)Includes both current and long-term amounts.
4. DISPOSAL OF ASSETS
U.S. Hydroelectric Portfolio
In a series of transactions which took place on January 9, 2026, June 29, 2026, and August 27, 2026, Brookfield Renewable, together with its institutional partners, completed the sale of its remaining 75% interest in a 448 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $841 million ($402 million net to Brookfield Renewable), of which $85 million ($35 million net to Brookfield Renewable) is deferred consideration. Brookfield Renewable, together with its institutional partners, completed certain commercial initiatives in accordance with the sale agreements that resulted in an additional earn-out of $72 million ($36 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss). As a result of the disposition, Brookfield Renewable derecognized $1.8 billion of total assets and $0.8 billion of total liabilities from the consolidated statements of financial position. The post-tax accumulated revaluation surplus of $1.1 billion ($106 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

U.K. Wind Portfolio
On January 20, 2026, Brookfield Renewable, together with its institutional partners, completed the sale of a 73 MW portfolio of operating wind assets in the U.K. for proceeds, net of transaction costs, of approximately £58 million ($79 million) (£15 million ($20 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $197 million of total assets and $118 million of total liabilities from the consolidated statements of financial position. As a result of the disposition, the post-tax accumulated revaluation surplus of $10 million ($3 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
Indian Renewables Platform
In February 2026, Brookfield Renewable, together with its institutional partners, completed a partial disposition in a renewable power operating and development platform in India through an initial public offering (“IPO”) and private placement. Together, these transactions reduced the consortium’s ownership by 17% for proceeds of approximately $185 million ($36 million net to Brookfield Renewable). As a result of the successful launch of the IPO, Brookfield Renewable, together with its institutional partners, transferred a 3% interest to a member of the platform’s IPO founder group for nominal consideration as part of a pre-existing agreement. As at September 30, 2026, Brookfield Renewable, together with its institutional partners, holds an interest of approximately 21% (4% net to Brookfield Renewable) in the platform.
Spanish Distributed Generation Portfolio
On March 9, 2026, Brookfield Renewable, together with its institutional partners, contributed its 100% interest in a 200 MW portfolio of distributed generation assets in Spain with a fair value of approximately €116 million ($136 million) into a U.K. distributed generation joint venture. In connection with the contribution, Brookfield Renewable derecognized $404 million of total assets and $225 million of total liabilities from the consolidated statements of financial position and recognized a receivable from the joint venture of €116 million ($136 million) that is presented as due from related parties in the consolidated statements of financial position. As a result of the disposition, accumulated other comprehensive income on foreign currency translation of $1 million ($0.2 million net to Brookfield Renewable) was reclassified to Foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
U.S. Solar Portfolio
On March 30, 2026, Brookfield Renewable, together with its institutional partners, completed the sale of an 833 MW portfolio of operating solar assets in the U.S. for proceeds, net of transaction costs, of approximately $394 million ($71 million net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $928 million of total assets and $542 million of total liabilities from the consolidated statements of financial position. As a result of the disposition, the post-tax accumulated revaluation surplus of $184 million ($27 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
U.S. Renewables Portfolio
On May 29, 2026 and July 22, 2026, Brookfield Renewable, together with its institutional partners, completed the sale of a 2.1 GW portfolio of operating wind and solar assets in the U.S. for proceeds of approximately $1.2 billion ($299 million net to Brookfield Renewable), net of transactions costs. This resulted in a gain on disposition of $59 million ($12 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss). As a result of the disposition, Brookfield Renewable derecognized $3.6 billion of total assets and $2.4 billion of total liabilities from the consolidated statements of financial position. Accumulated other comprehensive loss of $29 million ($5 million net to Brookfield Renewable) relating to non-cash mark-to-market losses on power purchase agreements accounted for in accordance with IFRS 9 was reclassified to Foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss). The post-tax accumulated revaluation surplus of $187 million ($36 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

Colombian Renewables Portfolio
On September 17, 2026, Brookfield Renewable, together with its institutional partners, completed the sale of a 39 MW portfolio of operating hydroelectric assets in Colombia for proceeds of approximately COP612 billion ($156 million) (COP228 billion ($58 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $249 million of total assets and $71 million of total liabilities from the consolidated statements of financial position. The post-tax accumulated revaluation surplus of $99 million ($37 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
Indian Renewables Platform
On September 18, 2026, Brookfield Renewable, together with its institutional partners, redeemed its convertible securities, recorded as a financial instrument asset on the consolidated statements of financial position, in a leading renewable platform in India, for proceeds of approximately INR67 billion ($700 million) (INR14 billion ($150 million) net to Brookfield Renewable). Brookfield Renewable, together with its institutional partners, invested $401 million ($86 million net to Brookfield Renewable) into the platform. Throughout the course of the investment, accumulated mark-to-market gains have been recognized within Foreign exchange and financial instrument gain (loss) in the consolidated statements of income (loss) of $299 million ($64 million net to Brookfield Renewable).
5. ASSETS HELD FOR SALE
As at September 30, 2026, assets held for sale include the following:
U.S. Renewables Portfolio
During the first quarter of 2026, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 2.3 GW portfolio of operating solar and wind assets in the U.S. for proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable). On May 29, 2026 and July 22, 2026, Brookfield Renewable, together with its institutional partners, completed the sale of 2.1 GW of the portfolio, refer to Note 4 - Disposal of assets for more details.
The remaining 246 MW portfolio of operating solar assets continues to be classified within assets held for sale as at September 30, 2026. Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the sale of the portfolio for proceeds of $127 million ($25 million net to Brookfield Renewable), refer to Note 23 - Subsequent events for more details.
Colombian Renewables Portfolios
During the second quarter of 2026, Brookfield Renewable, together with its institutional partners, agreed to the sale of a portfolio including 118 MW of operating hydroelectric assets and 100 MW of operating solar assets in Colombia for proceeds of approximately COP1,610 billion ($426 million) (COP601 billion ($159 million) net to Brookfield Renewable). As at September 30, 2026, the portfolio had a post-tax accumulated revaluation surplus of $180 million ($67 million net to Brookfield Renewable) that would be reclassified to equity upon disposition. Subsequent to the quarter, the sale of the portfolio was completed, refer to Note 23 - Subsequent events for more details.
During the third quarter of 2026, Brookfield Renewable, together with its institutional partners, agreed to the sale of a portfolio including 110 MW of operating hydroelectric assets and 134 MW of operating solar assets in Colombia for proceeds of approximately COP2,035 billion ($551 million) (COP759 billion ($206 million) net to Brookfield Renewable). As at September 30, 2026, the portfolio had a post-tax accumulated revaluation surplus of $211 million ($79 million net to Brookfield Renewable) that would be reclassified to equity upon disposition.
European Renewables Portfolio
During the year, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 420 MW portfolio of operating wind and solar assets in Europe for proceeds of approximately €352 million ($408 million) (€65 million ($76 million) net to Brookfield Renewable). As at September 30, 2026, the portfolio had a post-tax accumulated revaluation surplus of $124 million ($26 million net to Brookfield Renewable) that would be reclassified to equity upon disposition.
Other
During the third quarter of 2026, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 242 MW portfolio of operating solar assets in El Salvador for proceeds of approximately $77 million ($8 million net to Brookfield Renewable). As at September 30, 2026, the portfolio had a post-tax accumulated revaluation surplus of $7 million ($1 million net to Brookfield Renewable) that would be reclassified to equity upon disposition.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 40 MW development solar asset in the U.K. for proceeds of approximately £32 million ($42 million) (£8 million ($11 million) net to Brookfield Renewable). The portfolio had a post-tax accumulated revaluation surplus of $2 million ($0.5 million net to Brookfield Renewable) that would be reclassified to equity upon disposition.

The following is a summary of the major items of assets and liabilities classified as held for sale:

(MILLIONS)	U.S. Renewables Portfolio	Colombian Renewables Portfolios	European Renewables Portfolio	Other	September 30, 2026	December 31, 2025
Assets
Cash and cash equivalents	$31	$—	$32	$20	$83	$79
Restricted cash	1	—	—	—	1	88
Trade receivables and other current assets	4	2	21	8	35	94
Financial instrument assets	20	—	22	—	42	160
Property, plant and equipment, at fair value(1)	442	1,408	794	261	2,905	5,582
Goodwill	—	26	—	—	26	—
Deferred income tax assets	—	—	—	1	1	—
Other long-term assets	20	—	3	1	24	139
Assets held for sale	$518	$1,436	$872	$291	$3,117	$6,142
Liabilities
Current liabilities	$4	$—	$9	$11	$24	$99
Non-recourse borrowings	248	—	259	133	640	2,359
Financial instrument liabilities	112	—	3	—	115	1,095
Deferred income tax liabilities	—	343	101	19	463	73
Provisions	—	2	11	6	19	203
Other long-term liabilities	26	7	74	6	113	192
Liabilities directly associated with assets held for sale	$390	$352	$457	$175	$1,374	$4,021
(1)Changes in fair value of $145 million have been recorded through other comprehensive income, see Note 9 - Property, plant and equipment for more details.
During the second quarter of 2026, Brookfield Renewable, together with its institutional partners, mutually agreed with a counterparty not to proceed with the sale of a 633 MW operating solar asset in India. As a result, the asset no longer meets the criteria under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. Brookfield Renewable continues to consolidate this asset.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

6. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
RISK MANAGEMENT
Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
There have been no other material changes in exposure to the risks Brookfield Renewable is exposed to since the December 31, 2025 audited consolidated financial statements.
Fair value disclosures
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.
A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.
Assets and liabilities measured at fair value are categorized into one of three hierarchy levels, described below. Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.
Level 1 – inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;
Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

The following table presents Brookfield Renewable's assets and liabilities including energy derivative contracts, power purchase agreements accounted for under IFRS 9, interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

	September 30, 2026				December 31, 2025
(MILLIONS)	Level 1	Level 2	Level 3	Total	Total
Assets measured at fair value:
Cash and cash equivalents	$2,657	$—	$—	$2,657	$2,093
Restricted cash(1)	599	—	—	599	368
Financial instrument assets(1)
IFRS 9 PPAs	—	—	225	225	452
Energy derivative contracts	—	62	—	62	111
Interest rate swaps	—	829	—	829	267
Foreign exchange swaps	—	64	—	64	37
Tax equity	—	—	697	697	120
Investments in debt and equity securities(2)	—	32	4,519	4,551	3,424
Property, plant and equipment	—	—	75,501	75,501	70,456
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs	—	(17)	(1,609)	(1,626)	(788)
Energy derivative contracts	—	(89)	—	(89)	(154)
Interest rate swaps	—	(43)	—	(43)	(131)
Foreign exchange swaps	—	(864)	—	(864)	(427)
Tax equity	—	—	(1,082)	(1,082)	(968)
Contingent consideration(1)(3)	—	—	(78)	(78)	(96)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(4,095)	(1,120)	—	(5,215)	(3,686)
Non-recourse borrowings(1)	(1,636)	(35,499)	—	(37,135)	(31,540)
Total	$(2,475)	$(36,645)	$78,173	$39,053	$39,538
(1)Includes both the current amount and long-term amounts.
(2)Excludes $402 million (2025: $341 million) of investments in debt securities measured at amortized cost.
(3)Amount relates to business combinations and asset acquisitions completed between 2022 and 2025 with obligations lapsing from 2026 to 2027.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

Financial instruments disclosures
The aggregate amount of Brookfield Renewable's net financial instrument positions are as follows:

	September 30, 2026			December 31, 2025
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
IFRS 9 PPAs	$225	$1,626	$(1,401)	$(336)
Energy derivative contracts	62	89	(27)	(43)
Interest rate swaps	829	43	786	136
Foreign exchange swaps	64	864	(800)	(390)
Investments in debt and equity securities	4,953	—	4,953	3,765
Tax equity	697	1,082	(385)	(848)
Total	6,830	3,704	3,126	2,284
Less: current portion	1,004	1,017	(13)	(313)
Long-term portion	$5,826	$2,687	$3,139	$2,597
(a)   Energy derivative contracts and IFRS 9 PPAs
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable's interim consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
(b)   Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the interim consolidated financial statements at fair value.
(c)   Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.
(d)   Tax equity
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of utility-scale solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gains or losses on the tax equity liabilities are recognized within the foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
(e)   Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVPL, FVOCI and amortized cost.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

The following table reflects the gains (losses) included in Foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2026	2025	2026	2025
Energy derivative contracts	$(17)	$8	$(12)	$31
IFRS 9 PPAs	(42)	(119)	(200)	(93)
Investment in debt and equity securities	39	58	164	122
Interest rate swaps	26	(3)	38	(21)
Foreign exchange swaps	(20)	20	(82)	(205)
Tax equity	561	132	960	346
Foreign exchange gain (loss)	50	(30)	(47)	390
	$597	$66	$821	$570
The following table reflects the gains (losses) included in other comprehensive income in the consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2026	2025	2026	2025
Energy derivative contracts	$(4)	$12	$(32)	$4
IFRS 9 PPAs	(694)	(245)	(859)	(111)
Interest rate swaps	433	28	454	(78)
Foreign exchange swaps	16	2	14	5
	(249)	(203)	(423)	(180)
Foreign exchange swaps – net investment	(160)	(94)	(417)	(564)
Investments in debt and equity securities	998	—	1,581	1
	$589	$(297)	$741	$(743)
The following table reflects the reclassification adjustments recognized in net income (loss) in the consolidated statements of comprehensive income (loss) for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2026	2025	2026	2025
Energy derivative contracts	$7	$(13)	$27	$(6)
IFRS 9 PPAs	13	102	37	109
Interest rate swaps	(3)	(10)	(19)	(24)
Foreign exchange swaps	—	(2)	—	—
	$17	$77	$45	$79
7. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation, pumped storage and battery energy storage systems), 5) sustainable solutions (nuclear services, renewable natural gas, carbon capture and storage, recycling, cogeneration, eFuels and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of Brookfield Renewable.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

(holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments and its financial asset in nuclear services, which is recognized as an equity-accounted investment by Brookfield, attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes items that are considered within Brookfield Renewable’s measure of return on invested capital, including but not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
Brookfield Renewable uses Funds From Operations (“FFO”) to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and material accounting policy information. Brookfield Renewable analyzes the performance of its operating segments based on FFO. FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of FFO used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2026:

	Attributable to Unitholders									Contribution from equity-accounted investments(5)	Attributable to non-controlling interests and other(4)	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$242	$55	$194	$128	$146	$48	$155	$—	$968	$(228)	$1,040	$1,780
Other income(3)	150	3	41	27	111	16	6	—	354	(6)	(273)	75
Direct operating costs	(167)	(18)	(125)	(60)	(32)	(23)	(132)	(12)	(569)	156	(600)	(1,013)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	78	—	78
	225	40	110	95	225	41	29	(12)	753	—	167
Management service costs	—	—	—	—	—	—	—	(63)	(63)	—	—	(63)
Interest expense	(72)	(2)	(78)	(31)	(33)	(9)	(6)	(64)	(295)	24	(436)	(707)
Current income tax	(9)	(2)	2	(8)	(5)	(1)	—	—	(23)	4	(61)	(80)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(9)	(9)	—	—	(9)
Preferred equity	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Perpetual subordinated notes	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	(28)	—	(28)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	—	—	—	—	330	330
Funds From Operations	144	36	34	56	187	31	23	(165)	346	—	—
Depreciation												(587)
Foreign exchange and financial instrument gain												597
Deferred income tax												84
Other												(436)
Share of losses from equity-accounted investments(1)												(60)
Net loss attributable to non-controlling interests(2)												(258)
Net loss attributable to Unitholders(6)												$(314)
(1)Share of losses from equity-accounted investments of $10 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines.
(2)Net loss attributable to participating non-controlling interests – in operating subsidiaries of $72 million is comprised of amounts found on share of Funds From Operations attributable to non-controlling interests and Net income (loss) attributable to non-controlling interests.
(3)Other income in FFO of $354 million, includes the Partnership’s share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Current income taxes and Foreign exchange and financial instruments gain on the consolidated statement of income (loss), iii) items recognized directly in equity in the Disposals and Ownership Changes line of the consolidated statement of changes in equity and iv) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See Note 4 - Disposal of assets and Note 6 - Risk management and financial instruments for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $273 million includes the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss).
(5)Contribution from equity-accounted investments also includes our proportionate share of earnings attributable to segment revenues, other income, direct operating costs, interest expense, current income taxes, and other from our financial asset in a nuclear services business, which is recognized as an equity-accounted investment by Brookfield.
(6)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable and class A.2 exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the three months ended September 30, 2025:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests and other(4)	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$224	$48	$73	$116	$174	$68	$123	$—	$826	$(208)	$978	$1,596
Other income(3)	19	2	—	29	35	57	21	24	187	(32)	164	319
Direct operating costs	(116)	(18)	(27)	(56)	(37)	(24)	(97)	(9)	(384)	127	(464)	(721)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	113	5	118
	127	32	46	89	172	101	47	15	629	—	683
Management service costs	—	—	—	—	—	—	—	(57)	(57)	—	—	(57)
Interest expense	(66)	(2)	(17)	(39)	(38)	(11)	(8)	(52)	(233)	27	(380)	(586)
Current income tax	(1)	(1)	1	(3)	(4)	(1)	(1)	—	(10)	2	8	—
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(9)	(9)	—	—	(9)
Preferred equity	—	—	—	—	—	—	—	(8)	(8)	—	—	(8)
Perpetual subordinated notes	—	—	—	—	—	—	—	(10)	(10)	—	—	(10)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	(29)	(5)	(34)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	—	—	—	—	(306)	(306)
Funds From Operations	60	29	30	47	130	89	38	(121)	302	—	—
Depreciation												(611)
Foreign exchange and financial instrument gain												66
Deferred income tax												66
Other												(20)
Share of losses from equity-accounted investments(1)												(94)
Net income attributable to non-controlling interests(2)												171
Net loss attributable to Unitholders(5)												$(120)
(1)Share of losses from equity-accounted investments of $10 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of loss lines.
(2)Net income attributable to participating non-controlling interests – in operating subsidiaries of $135 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.
(3)Other income in FFO of $187 million, includes the Partnership’s share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Current income taxes and Foreign exchange and financial instrument gain on the consolidated statement of income (loss), and iii) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See Note 6 - Risk management and financial instruments for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $164 million includes the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss).
(5)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable and class A.2 exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2026:

	Attributable to Unitholders									Contribution from equity-accounted investments(5)	Attributable to non- controlling interests and other(4)	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed generation & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$872	$176	$471	$429	$380	$136	$461	$—	$2,925	$(696)	$2,775	$5,004
Other income(3)	397	8	43	102	261	57	45	43	956	(69)	(428)	459
Direct operating costs	(466)	(55)	(242)	(185)	(103)	(68)	(384)	(38)	(1,541)	450	(1,484)	(2,575)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	315	—	315
	803	129	272	346	538	125	122	5	2,340	—	863
Management service costs	—	—	—	—	—	—	—	(213)	(213)	—	—	(213)
Interest expense	(208)	(5)	(198)	(106)	(98)	(24)	(22)	(183)	(844)	65	(1,225)	(2,004)
Current income tax	(21)	(7)	(5)	(15)	(11)	(2)	(3)	—	(64)	9	9	(46)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(24)	(24)	—	—	(24)
Preferred equity	—	—	—	—	—	—	—	(23)	(23)	—	—	(23)
Perpetual subordinated notes	—	—	—	—	—	—	—	(30)	(30)	—	—	(30)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	(74)	—	(74)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	—	—	—	—	353	353
Funds From Operations	574	117	69	225	429	99	97	(468)	1,142	—	—
Depreciation												(1,693)
Foreign exchange and financial instrument gain												821
Deferred income tax												90
Other												(841)
Share of losses from equity-accounted investments(1)												(185)
Net loss attributable to non-controlling interests(2)												(90)
Net loss attributable to Unitholders(6)												$(756)
(1)Share of earnings from equity-accounted investments of $56 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of earnings lines.
(2)Net loss attributable to participating non-controlling interests – in operating subsidiaries of $263 million is comprised of amounts found on share of Funds From Operations attributable to non-controlling interests and Net income (loss) attributable to non-controlling interests.
(3)Other income in FFO of $956 million, includes the Partnership’s share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Current income taxes and Foreign exchange and financial instruments gain on the consolidated statement of income (loss), iii) items recognized directly in equity in the Disposals and Ownership Changes line of the consolidated statement of changes in equity and iv) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See Note 4 - Disposal of assets and Note 6 - Risk management and financial instruments for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $428 million includes the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss).
(5)Contribution from equity-accounted investments also includes our proportionate share of earnings attributable to segment revenues, other income, direct operating costs, interest expense, current income taxes, and other from our financial asset in a nuclear services business, which is recognized as an equity-accounted investment by Brookfield.
(6)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable and class A.2 exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

The following table provides each segment's results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of income (loss) on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the nine months ended September 30, 2025:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests and other(4)	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$856	$148	$211	$427	$396	$188	$431	$—	$2,657	$(699)	$2,910	$4,868
Other income(3)	42	7	1	94	114	161	48	38	505	(130)	176	551
Direct operating costs	(372)	(50)	(76)	(177)	(108)	(69)	(325)	(31)	(1,208)	420	(1,307)	(2,095)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	409	15	424
	526	105	136	344	402	280	154	7	1,954	—	1,794
Management service costs	—	—	—	—	—	—	—	(162)	(162)	—	—	(162)
Interest expense	(201)	(8)	(56)	(119)	(101)	(31)	(24)	(146)	(686)	72	(1,205)	(1,819)
Current income tax	(4)	(5)	(6)	(8)	(8)	(2)	(6)	(1)	(40)	11	86	57
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Preferred equity	—	—	—	—	—	—	—	(22)	(22)	—	—	(22)
Perpetual subordinated notes	—	—	—	—	—	—	—	(30)	(30)	—	—	(30)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(83)	(15)	(98)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	—	—	—	—	(660)	(660)
Funds From Operations	321	92	74	217	293	247	124	(380)	988	—	—
Depreciation												(1,803)
Foreign exchange and financial instrument gain												570
Deferred income tax												292
Other												(342)
Share of losses from equity-accounted investments(1)												(409)
Net income attributable to non-controlling interests(2)												275
Net loss attributable to Unitholders(5)												$(429)
(1)Share of losses from equity-accounted investments of $83 million is comprised of amounts found on the share of revenue, other income and direct operating costs, share of interest and cash taxes and share of loss lines.
(2)Net income attributable to participating non-controlling interests – in operating subsidiaries of $385 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.
(3)Other income in FFO of $505 million, includes the Partnership’s share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Current income taxes and Foreign exchange and financial instrument gain on the consolidated statement of income (loss), and iii) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See Note 6 - Risk management and financial instruments for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $176 million includes the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss).
(5)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable and class A.2 exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity and perpetual subordinated notes.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

The following table provides information on each segment's statement of financial position in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable's proportionate results to the consolidated statements of financial position by aggregating the components comprising from Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
As at September 30, 2026
Cash and cash equivalents	$118	$93	$88	$343	$67	$74	$57	$23	$863	$(112)	$1,906	$2,657
Property, plant and equipment	14,359	1,459	5,835	6,281	3,875	2,017	345	—	34,171	(2,666)	43,996	75,501
Total assets	15,437	1,740	7,060	8,355	5,536	2,650	3,592	138	44,508	(2,231)	63,067	105,344
Total liabilities	9,798	503	4,554	5,792	4,281	1,421	273	6,506	33,128	(2,231)	36,599	67,496
As at December 31, 2025
Cash and cash equivalents	$200	$46	$19	$268	$169	$136	$40	$85	$963	$(141)	$1,271	$2,093
Property, plant and equipment	15,227	1,428	5,765	5,464	3,684	1,700	326	—	33,594	(2,503)	39,365	70,456
Total assets	16,492	1,687	6,305	7,545	6,041	2,576	1,801	169	42,616	(2,056)	58,141	98,701
Total liabilities	10,035	520	4,075	5,811	4,264	1,833	311	4,941	31,790	(2,056)	33,993	63,727

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

Geographical Information
The following table presents consolidated revenue split by reportable segment for the three and nine months ended September 30:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2026	2025	2026	2025
Hydroelectric
North America	$311	$274	$1,051	$987
Brazil	56	49	180	155
Colombia	521	323	1,255	932
	888	646	2,486	2,074
Wind	373	331	1,112	1,208
Utility-scale solar	344	394	939	1,030
Distributed energy & storage	175	220	467	551
Sustainable solutions	—	5	—	5
	$1,780	$1,596	$5,004	$4,868
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography region:

(MILLIONS)	September 30, 2026	December 31, 2025
United States	$30,859	$30,427
Colombia	15,568	15,375
Canada	11,247	7,974
Brazil	4,781	4,648
Europe	7,117	6,032
Asia–Pacific	9,691	8,954
Other	859	1,133
	$80,122	$74,543

8. INCOME TAXES
Brookfield Renewable's effective income tax rate was 1.1% and 4.5% for the three and nine months ended September 30, 2026 (2025: 275.0% and 110.8%). The effective tax rate is different than the statutory rate primarily due to changes in tax assets not recognized, investment and production tax credits, non-controlling interest income not subject to tax, and rate differentials.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

9. PROPERTY, PLANT AND EQUIPMENT
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric	Wind	Solar	Other(1)	Total(2)(3)
Property, plant and equipment, at fair value
As at December 31, 2025	$35,782	$14,524	$11,217	$2,694	$64,217
Additions, net	63	141	(19)	16	201
Transfer from construction work-in-progress	26	430	1,017	187	1,660
Acquisitions through business combinations	549	3,741	409	691	5,390
Disposals	(1,931)	(129)	(16)	—	(2,076)
Transfer to assets held for sale, net(4)	(1,033)	(665)	(541)	—	(2,239)
Items recognized through OCI:
Change in fair value	170	9	25	(3)	201
Foreign exchange	1,659	33	94	63	1,849
Items recognized through net income:
Change in fair value	—	(10)	(56)	—	(66)
Depreciation	(511)	(651)	(444)	(87)	(1,693)
As at September 30, 2026	$34,774	$17,423	$11,686	$3,561	$67,444

Construction work-in-progress
As at December 31, 2025	$341	$2,449	$3,115	$334	$6,239
Additions	96	1,213	2,193	622	4,124
Transfer to property, plant and equipment	(26)	(430)	(1,017)	(187)	(1,660)
Acquisitions through business combinations	—	27	25	111	163
Transfer to assets held for sale	—	—	(46)	—	(46)
Items recognized through OCI:
Change in fair value	—	(203)	(61)	92	(172)
Foreign exchange	2	(23)	(22)	(10)	(53)
Items recognized through net income (loss):
Change in fair value(5)	—	(139)	(399)	—	(538)
As at September 30, 2026	$413	$2,894	$3,788	$962	$8,057
Total property, plant and equipment, at fair value
As at December 31, 2025(2)(3)	$36,123	$16,973	$14,332	$3,028	$70,456
As at September 30, 2026(2)(3)	$35,187	$20,317	$15,474	$4,523	$75,501
(1)Includes battery storage.
(2)Includes right-of-use assets not subject to revaluation of $69 million (2025: $42 million) in hydroelectric, $447 million (2025: $297 million) in wind and $576 million (2025: $531 million) in solar.
(3)Includes land not subject to revaluation of $148 million (2025: $208 million) in hydroelectric, $62 million (2025: $47 million) in wind, $155 million (2025: $149 million) in solar, and $16 million (2025: $6 million) in other.
(4)Includes $257 million of property, plant and equipment that has been reclassified from assets held for sale during the second quarter of 2026. Refer to Note 5 - Assets held for sale, for more details.
(5)Includes changes in fair value primarily related to the recognition of investment tax credits of $538 million in recently acquired development projects, recognized within Other in the consolidated statements of income (loss), for the nine months ended September 30, 2026.

During the period, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:

Region	Technology	Capacity	Amount recognized in Property, Plant and Equipment	Brookfield Renewable Economic Interest
U.S.	Distributed energy & storage	113 MW	$158 million	20%
U.S.	Utility-scale solar	210 MW	$61 million	20%
U.S.	Wind	201 MW	$28 million	14%

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

10. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings is presented in the following table:

	September 30, 2026				December 31, 2025
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	5	$—	$—	N/A	5	$—	$—
Commercial paper	4.2	<1	1,120	1,120	4.3	<1	194	194
Medium Term Notes:
Series 4 (C$150)	5.8	10	105	111	5.8	11	109	120
Series 10 (C$500)	3.6	<1	351	351	3.6	1	364	366
Series 11 (C$475)	4.3	2	334	335	4.3	3	346	354
Series 12 (C$475)	3.4	3	334	326	3.4	4	346	344
Series 13 (C$300)	4.3	23	211	172	4.3	24	219	193
Series 14 (C$425)	3.3	24	299	206	3.3	25	310	229
Series 15 (C$400)(1)	5.9	6	281	299	5.9	7	291	320
Series 16 (C$400)	5.3	7	281	290	5.3	8	291	310
Series 17 (C$500)	5.3	27	351	329	5.3	28	364	370
Series 18 (C$300)	5.0	8	211	212	5.0	9	219	227
Series 19 (C$450)	4.5	9	316	305	4.5	10	328	328
Series 20 (C$500)	5.2	29	351	323	—	—	—	—
Series 21 (C$400)	5.0	10	281	277	—	—	—	—
Series 22 (C$350)	4.3	5	246	244	—	—	—	—
	4.6	12	3,952	3,780	4.5	12	3,187	3,161
Hybrid Notes:
Fixed to fixed subordinated (C$200)	5.5	28	141	140	5.5	29	146	147
Fixed to fixed subordinated (C$250)	5.4	29	176	175	5.4	30	182	184
	5.4	29	317	315	5.4	30	328	331
Total corporate borrowings			5,389	$5,215			3,709	$3,686
Add: Unamortized premiums(2)			1				1
Less: Unamortized financing fees(2)			(27)				(24)
Less: Current portion			(1,471)				(194)
			$3,892				$3,492
(1)Includes $7 million (2025: $7 million) outstanding to an associate of Brookfield. Refer to Note 21 - Related party transactions for more details.
(2)Unamortized premiums and financing fees are amortized over the terms of the borrowing.
Credit facilities and commercial paper
Brookfield Renewable had $1,120 million of commercial paper outstanding as at September 30, 2026 (2025: $194 million).
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 20 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

The following table summarizes the available portion of corporate credit facilities:

(MILLIONS)	September 30, 2026	December 31, 2025
Authorized corporate credit facilities and related party credit facilities(1)	$2,450	$2,450
Authorized letter of credit facility	450	450
Issued letters of credit	(410)	(414)
Available portion of corporate credit facilities	$2,490	$2,486
(1)Amounts are guaranteed by Brookfield Renewable.
Medium-term notes and Hybrid notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Canadian Finco”) (Note 22 – Subsidiary public issuers). Canadian Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Canadian Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
During the first quarter of 2026, Brookfield Renewable issued C$500 million of Series 20 medium-term notes. The medium-term notes have a fixed interest rate of 5.20% and a maturity date of January 15, 2056. The Series 20 medium-term notes are corporate-level green bonds.
During the third quarter of 2026, Brookfield Renewable issued C$350 million Series 22 medium-term notes and C$400 million of Series 21 medium-term notes. The medium-term notes have a fixed interest rate of 4.256% and 4.949%, respectively, and have maturity dates of August 13, 2031 and August 13, 2036, respectively. Both series are corporate-level green bonds.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Overnight Repo Rate Average (“CORRA”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazilian consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”). Non-recourse borrowings in South Korea consist of both fixed and floating interest rates indexed to the certificate deposit rate published by the Korea Financial Investment Association (“KOFIA”). Non-recourse borrowings in Australia consist of both fixed and floating interest rates indexed to the Bank Bill Swap Bid Rate (“BBSY”).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

The composition of non-recourse borrowings is presented in the following table:

	September 30, 2026				December 31, 2025
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)(3)
Hydroelectric	7.4	9	$11,948	$11,858	6.9	8	$11,235	$11,229
Wind	4.6	9	11,116	11,081	5.0	8	8,191	8,147
Utility-scale solar	5.2	8	10,199	10,091	5.8	8	8,838	8,806
Distributed energy & storage	5.8	7	3,690	3,687	5.7	4	2,802	2,869
Sustainable solutions	7.0	3	418	418	7.4	3	489	489
Total	5.8	8	$37,371	$37,135	6.0	8	$31,555	$31,540
Less: Unamortized premiums and discounts(4)			(160)				(181)
Less: Unamortized financing fees(4)			(195)				(168)
Less: Current portion			(6,292)				(7,384)
			$30,724				$23,822
(1)Includes $1,498 million (2025: $1,569 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $268 million (2025: $58 million) outstanding to an associate of Brookfield. Refer to Note 21 - Related party transactions.
(3)During the second quarter of 2025, subsidiaries of Brookfield Renewable, alongside related parties, became party to a non-recourse credit facility with third party lenders. Brookfield Renewable agreed that its subsidiaries would support their portion of any draws or repayments under the credit facility.
(4)Unamortized premiums, discounts and financing fees are amortized over the terms of the borrowing.
Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings as at September 30, 2026:

(MILLIONS)	Corporate borrowings	Non-recourse borrowings

As at December 31, 2025	$3,686	$31,206
Net cash flows from financing activities(1)	1,823	3,129
Non-cash
Acquisition	—	2,940
Disposal	—	(752)
Transfer to liabilities, directly associated with assets held for sale	—	(392)
Foreign exchange	(148)	365
Other(2)(3)(4)	2	520
As at September 30, 2026	$5,363	$37,016
(1)Excludes $498 million of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes amortization of unamortized premiums, discounts and financing fees.
(3)Includes $30 million (2025: $545 million) of non-recourse borrowings acquired through asset acquisitions.
(4)Includes $165 million of non-recourse borrowings that has been reclassified from liabilities directly associated with assets held for sale during the second quarter of 2026. Refer to Note 5 - Assets held for sale, for more details.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

11. NON-CONTROLLING INTERESTS
Brookfield Renewable’s non-controlling interests are comprised of the following:

(MILLIONS)	September 30, 2026	December 31, 2025
Participating non-controlling interests – in operating subsidiaries	$27,070	$24,164
General partnership interest in a holding subsidiary held by Brookfield	51	52
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,516	2,524
BEPC exchangeable shares and class A.2 exchangeable shares	2,367	2,330
Preferred equity	544	563
Perpetual subordinated notes	737	737
	$33,285	$30,370

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Interests held by third parties	As at December 31, 2025	Net income (loss)	Other comprehensive (loss) income	Capital contributions	Distributions and return of capital	Disposals	Acquisitions	Change in Ownership	Other	As at September 30, 2026
Brookfield Americas Infrastructure Fund	78%	$39	$—	$—	$—	$—	$—	$—	$—	$(5)	$34
Brookfield Infrastructure Fund II	58% - 60%	1,171	(23)	(29)	—	(655)	—	—	—	(14)	450
Brookfield Infrastructure Fund III	35% - 71%	975	(52)	(87)	—	(2)	—	—	—	(2)	832
Brookfield Infrastructure Fund IV	75%	1,541	(32)	61	34	(73)	—	—	—	(23)	1,508
Brookfield Infrastructure Fund V	50% - 72%	1,760	(110)	5	1,193	(382)	—	—	—	10	2,476
Brookfield Infrastructure Income Fund	2% - 23%	1,092	(4)	76	504	(25)	(233)	—	—	(3)	1,407
Brookfield Global Transition Fund I	77% - 80%	6,385	159	(346)	1,097	(1,071)	—	—	—	(109)	6,115
Brookfield Global Transition Fund II	72% - 77%	1,607	(123)	(40)	1,800	(193)	—	—	—	(235)	2,816
Neoen institutional partners	38% - 40%	2,139	(78)	110	640	(2)	—	—	—	(104)	2,705
Canadian Hydroelectric Portfolio	50%	1,341	11	(45)	—	(39)	—	—	—	1	1,269
The Catalyst Group	25%	196	9	—	—	(3)	—	—	—	1	203
Isagen institutional partners	54%	4,268	5	578	—	(192)	—	—	—	(1)	4,658
Isagen public non-controlling interests	0.3%	24	—	3	—	—	—	—	—	—	27
Other	1.3% - 50%	1,626	(25)	(17)	986	(205)	(470)	480	231	(36)	2,570
Total		$24,164	$(263)	$269	$6,254	$(2,842)	$(703)	$480	$231	$(520)	$27,070

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield Holders and Class A.2 exchangeable shares of Brookfield Renewable Holdings Corporation held by Brookfield Holders.
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. As at September 30, 2026, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $41 million and $125 million were declared during the three and nine months ended September 30, 2026 (2025: $36 million and $108 million, respectively).
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield, the BEPC exchangeable shares and class A.2 exchangeable shares are held 24% by Brookfield Holders, with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable, or in the case of class A.2 exchangeable shares, BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a one-for-one basis, the Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. Refer to Note 21 - Related party transactions for more details.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the three and nine months ended September 30, 2026, exchangeable shareholders of BEPC exchanged 2,605,045 and 2,605,411 BEPC exchangeable shares, respectively (2025: 497 and 36,058 BEPC exchangeable shares, respectively) for an equivalent number of LP units amounting to $74 million and $74 million, respectively (2025: less than $1 million). No Redeemable/Exchangeable partnership units or class A.2 exchangeable shares have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP, the BEPC exchangeable shares issued by BEPC and the class A.2 exchangeable shares issued by BRHC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at September 30, 2026, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares on a combined basis and units of GP interest outstanding were 194,487,939 units (December 31, 2025: 194,487,939 units), 182,994,215 shares (December 31, 2025: 179,604,793 shares), and 3,977,260 units (December 31, 2025: 3,977,260 units), respectively.
During the first quarter of 2026, Brookfield Renewable established an at-the-market (“ATM”) equity program under which it may, at its discretion, offer and sell up to $400 million of BEPC exchangeable shares directly from treasury. During the three and nine months ended September 30, 2026, nil and 5,994,833, respectively, of BEPC exchangeable shares were issued for gross proceeds of approximately nil and $237 million, respectively.
In December 2025, Brookfield Renewable renewed its normal course issuer bid in connection with its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 7,244,255 BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bid will expire on December 17, 2026, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no BEPC exchangeable shares repurchased during the three and nine months ended September 30, 2026 and 2025.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

Distributions
The composition of the distributions for the three and nine months ended September 30 is presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2026	2025	2026	2025
General partnership interest in a holding subsidiary held by Brookfield	$2	$1	$5	$5
Incentive distribution	41	36	125	108
	43	37	130	113
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	76	73	230	220
BEPC exchangeable shares and class A.2 exchangeable shares held by
Brookfield Holders	18	17	53	51
External shareholders	54	50	163	151
Total BEPC exchangeable shares and class A.2 exchangeable shares	72	67	216	202
	$191	$177	$576	$535
Preferred equity
Brookfield Renewable's preferred equity consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") as follows:

(MILLIONS EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at

				2026	2025	September 30, 2026	December 31, 2025
Series 1 (C$209)	8.37	5.20	April 2025	$6	$6	$147	$152
Series 2 (C$40)(1)	1.59	5.05	April 2025	1	2	28	29
Series 3 (C$249)	9.96	6.52	July 2024	9	7	174	180
Series 5 (C$103)	4.11	5.00	April 2018	3	3	72	75
Series 6 (C$175)	7.00	5.00	July 2018	4	4	123	127
	31.03			$23	$22	$544	$563
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the three and nine months ended September 30, 2026, totaled $9 million and $23 million, respectively (2025: $6 million and $20 million).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at September 30, 2026, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
In December 2025, the Toronto Stock Exchange accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. There were no repurchases of Class A Preference Shares during the three and nine months ended September 30, 2026 and 2025.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

Perpetual subordinated notes
Brookfield Renewable's perpetual subordinated notes consists:

(MILLIONS EXCEPT AS NOTED)	Notes outstanding	Interest rate (%)	Earliest permitted redemption date	Interest expense for the nine months ended September 30		Carrying value as at

Issuance date				2026	2025	September 30, 2026	December 31, 2025
April, 2021	14.00	4.63	April, 2026	$12	$12	$340	$340
December, 2021	10.40	4.88	December, 2026	10	10	252	252
March, 2024	6.00	7.25	March, 2029	8	8	145	145
	30.40			$30	$30	$737	$737
Distributions paid during the three and nine months ended September 30, 2026, totaled $10 million and $30 million, respectively (2025: $10 million and $30 million, respectively).
12. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding (millions)	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the nine months ended September 30		Carrying value as at
				2026	2025	September 30, 2026	December 31, 2025
Series 7 (C$175)	—	—	January 2026	$—	$5	$—	$128
Series 13 (C$250)	10	6.05	April 2028	8	7	196	196
Series 17 ($200)	8	5.25	March 2025	8	8	195	195
Series 18 (C$150)	6	5.50	April 2027	4	6	115	115
Series 19 (C$200)	8	5.75	July 2031	4	—	141	—
	32			$24	$26	$647	$634
Distributions paid during the three and nine months ended September 30, 2026, totaled $8 million and $23 million, respectively (2025: $7 million and $24 million, respectively).
During the first quarter of 2026, Brookfield Renewable redeemed all of the outstanding units of Series 7 Preferred Limited Partnership units for C$175 million.
During the second quarter of 2026, Brookfield Renewable issued 8,000,000 Series 19 Preferred Limited Partnership Units (the “Series 19 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$200 million. The holders of the Series 19 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending July 31, 2031.
Class A Preferred LP Units - Normal Course Issuer Bid
In December 2025, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. No units were repurchased during the three and nine months ended September 30, 2026 and 2025.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

13. LIMITED PARTNERS' EQUITY
Limited partners’ equity
During the first quarter of 2026, Brookfield Renewable established an at-the-market (“ATM”) equity program under which it may, at its discretion, offer and sell up to $400 million of BEPC exchangeable shares directly from treasury. During the three and nine months ended September 30, 2026, nil and 5,994,833, respectively, of BEPC exchangeable shares were issued for gross proceeds of approximately nil and $237 million, respectively.
In December 2025, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 15,296,104 LP units, representing 5% of its issued and outstanding LP units. The bid will expire on December 17, 2026, or earlier should Brookfield Renewable complete its repurchases prior to such date. In 2026, we utilized proceeds generated from the ATM equity program to repurchase and cancel LP units. During the three and nine months ended September 30, 2026, there were nil and 5,994,833 LP units, respectively (2025: nil and 1,522,975 LP units, respectively) repurchased and cancelled under Brookfield Renewable’s normal course issuer bid at a total cost of approximately nil and $201 million, respectively (2025: nil and $34 million, respectively).
As at September 30, 2026, 302,782,274 LP units were outstanding (December 31, 2025: 305,987,962 LP units) including 81,306,919 LP units (December 31, 2025: 81,306,719 LP units) held by Brookfield Holders. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the three and nine months ended September 30, 2026, 65,603 and 183,734 LP units, respectively (2025: 71,536 and 210,756 LP units, respectively) were issued under the distribution reinvestment plan at a total value of $2 million and $5 million, respectively (2025: $2 million and $5 million, respectively).
During the three and nine months ended September 30, 2026, exchangeable shareholders of BEPC exchanged 2,605,045 and 2,605,411 BEPC exchangeable shares, respectively (2025: 497 and 36,058 BEPC exchangeable shares, respectively) for an equivalent number of LP units amounting to $74 million and $74 million, respectively (2025: less than $1 million).
As at September 30, 2026, Brookfield Holders held a direct and indirect interest of approximately 47% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 320,608,693 LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares, on a combined basis, and the remaining is held by public investors.
On an unexchanged basis, Brookfield Holders hold a 27% direct limited partnership interest in Brookfield Renewable, a 39% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a direct 1% GP interest in BRELP and a 24% direct and indirect interest in the BEPC exchangeable shares and class A.2 exchangeable shares of BEPC as at September 30, 2026.

Distributions
The composition of distributions declared for the three and nine months ended September 30 are presented in the following table:

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2026	2025	2026	2025
Brookfield Holders	$32	$28	$96	$84
External LP unitholders	87	78	260	236
	$119	$106	$356	$320
In January 2026, distributions to unitholders were increased to $1.568 per LP unit on an annualized basis, an increase of over $0.076 per LP unit, which took effect on the distribution paid in March 2026.
Distributions paid during the three and nine months ended September 30, 2026 totaled $119 million and $355 million, respectively (2025: $109 million and $316 million, respectively).

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

14. GOODWILL
The following table provides a reconciliation of goodwill for the nine months ended September 30, 2026:

(MILLIONS)	Total
Balance, as at December 31, 2025	$6,019
Acquisitions through business combinations(1)	588
Transfer to assets held for sale	(26)
Foreign exchange and other	88
Balance, as at September 30, 2026	$6,669
(1)The core goodwill of $233 million related to the Boralex acquisition is attributable to the 8 GW development pipeline. The non-core goodwill of $355 million is attributable to goodwill created as a result of applying the principles of acquisition accounting under IFRS 3 specifically related to the deferred tax liability which is measured in accordance with IAS 12 in the purchase price allocation rather than at fair value. Refer to Note 3 - Acquisitions for more details.
15. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in Brookfield Renewable’s equity-accounted investments for the nine months ended September 30, 2026:

(MILLIONS)	Total
Balance, as at December 31, 2025	$4,087
Acquisitions through business combinations	961
Investments(1)	124
Disposals(2)	(196)
Share of earnings	56
Share of other comprehensive loss	(59)
Dividends received	(172)
Foreign exchange translation and other(3)	(180)
Balance as at September 30, 2026	$4,621
(1)Includes an increase in ownership as a result of the capitalization of a shareholder loan in connection with a U.K. distributed generation joint venture that was originally due from the joint venture. Refer to Note 4 - Disposal of assets for more details
(2)Includes the sale of shares in a renewable operating and development platform in India. Refer to Note 4 - Disposal of assets for more details.
(3)Includes the decrease in the underlying net assets of a strategic partnership formed with a renewable energy operator and developer in South America. Refer to Note 21 - Related party transactions for more details.
The following table presents the ownership interests and carrying values of Brookfield Renewable’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Ownership Interest		Carrying Value
	September 30, 2026	December 31, 2025	September 30, 2026	December 31, 2025
Hydroelectric	22%-50%	22%-50%	$416	$517
Wind	21%-50%	25%-50%	1,789	1,016
Utility-scale solar	21%-65%	25%-65%	1,253	1,398
Distributed energy & storage	13%-82%	13%-67%	557	597
Sustainable solutions	4%-67%	4%-67%	606	559
			$4,621	$4,087
During the year, an entity that Brookfield Renewable accounts for as an equity-accounted investment agreed to the sale of a 151 MW portfolio of operating solar assets in Europe. The portfolio has been excluded from the European Renewables Portfolio in Note 5 - Assets held for sale, in accordance with IFRS 10, Consolidated Financial Statements.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

16. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents are as follows:

(MILLIONS)	September 30, 2026	December 31, 2025
Cash	$1,777	$1,493
Cash subject to restriction	551	120
Short-term deposits	329	480
	$2,657	$2,093
17. RESTRICTED CASH
Brookfield Renewable’s restricted cash is as follows:

(MILLIONS)	September 30, 2026	December 31, 2025
Operations	$153	$202
Credit obligations	363	161
Capital expenditures and development projects	83	5
Total	599	368
Less: non-current	(146)	(148)
Current	$453	$220
18. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable's trade receivables and other current assets are as follows:

(MILLIONS)	September 30, 2026	December 31, 2025
Trade receivables	$1,105	$920
Tax receivables	425	377
Sales taxes receivables	290	208
Prepaids and other	285	244
Inventory	264	177
Short-term deposits and advances	164	142
Collateral deposits(1)	102	151
Current portion of contract asset	76	74
Other short-term receivables	385	249
	$3,096	$2,542
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
Brookfield Renewable primarily receives monthly payments for invoiced power purchase agreement revenues and has no significant aged receivables as of the reporting date. Receivables from contracts with customers are reflected in Trade receivables.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

19. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable's accounts payable and accrued liabilities are as follows:

(MILLIONS)	September 30, 2026	December 31, 2025
Accounts payable	$1,318	$959
Operating accrued liabilities	711	624
Interest payable on borrowings	332	247
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable, perpetual subordinate notes distributions and exchange shares dividends(1)	72	65
Current portion of contract liability	67	63
Current portion of lease liabilities	62	53
Income tax payable	51	85
Other	237	150
	$2,850	$2,246
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield Holders are included in due to related parties.

20. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at September 30, 2026, Brookfield Renewable had $9,654 million (2025: $4,770 million) of capital expenditure commitments outstanding of which $2,840 million is payable in 2026, $4,188 million is payable in 2027, $2,460 million is payable in 2028 to 2030, and $166 million thereafter.
The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at September 30, 2026:

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
South Korea	Utility-scale solar	244 MW development	KRW70 billion ($50 million)	25%	Q1 2032
China	Wind	201 MW development	CNY533 million ($74 million)	20%	Q4 2026
China	Battery energy storage systems	2 GW development	CNY193 million ($28 million)	8%	Q4 2026
U.S.	Battery energy storage systems, utility-scale solar	3.1 GW operating and under construction 20 GW development	$3 billion	Expected 14%	Q4 2026
Colombia	Utility-scale solar	358 MW operating	COP606 billion ($189 million)	37%	Q4 2026

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

An integral part of Brookfield Renewable’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Contingencies
Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 10 – Borrowings.
Brookfield Renewable, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II and The Catalytic Transition Fund. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional partners and its subsidiaries were as at the following dates:

(MILLIONS)	September 30, 2026	December 31, 2025
Brookfield Renewable along with institutional partners	$329	$93
Brookfield Renewable's subsidiaries	5,017	4,306
	$5,346	$4,399
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties and Brookfield Corporation, of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, credit facilities of certain Brookfield private funds and that are also secured by committed capital of our third-party institutional partners, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.
21. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount and are primarily with Brookfield and its related parties.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2030 and the draws bear interest at Secured Overnight Financing Rate plus a margin of 1.80%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable, which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at September 30, 2026 (December 31, 2025: nil). The interest expense on the Brookfield Corporation revolving credit facility and deposit for the three and nine months ended September 30, 2026 totaled nil (2025: nil).
From time to time Brookfield Renewable may enter into short-term arrangements with private funds consolidated by Brookfield or associates of Brookfield Renewable that permit such entities to place funds on deposit with Brookfield Renewable up to a limit of $750 million per deposit. Interest earned or incurred on such deposits is between the interest rate that would otherwise be payable by Brookfield Renewable under its commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable depositing party in similar transactions on an arms’ length basis with unrelated parties. Each deposit carries a maturity date which must not exceed three months, however the private fund consolidated by Brookfield or associates of Brookfield Renewable may request repayment upon three business days’ written notice. As at September 30, 2026, there were $23 million (December 31, 2025: $268 million) funds placed on deposit with Brookfield Renewable, which carries an interest rate of 3.1%. Deposits placed are reflected within due to related parties on the consolidated statements of financial position. Interest expense paid on the deposits for the three and nine months ended September 30, 2026 totaled less than $1 million (2025: nil).
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Infrastructure Debt Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and The Catalytic Transition Fund (“Private Funds”). Brookfield Renewable, together with our institutional partners, has access to financing under Brookfield sponsored credit facilities.
From time to time, Brookfield Wealth Solutions and its related entities may agree to provide financing to Brookfield Renewable. In addition, Brookfield Wealth Solutions and its related entities may also participate, alongside unaffiliated third parties on market terms and at market rates, in capital raises undertaken by Brookfield Renewable that are recognized within preferred limited partners’ equity, corporate and non-recourse borrowings in the statement of financial position. As at September 30, 2026, Brookfield Renewable, together with its institutional partners had the following balances owing to Brookfield Wealth Solutions: $268 million of non-recourse borrowings (December 31, 2025: $58 million); $7 million of corporate borrowings (December 31, 2025: $7 million); tax equity financings classified as financial instrument liabilities of $105 million (December 31, 2025: $49 million); preferred limited partners equity of $11 million (December 31, 2025: $11 million); and $743 million of borrowings classified as due to related party (December 31, 2025: $750 million).
From time to time, Brookfield Renewable, together with its institutional partners, may enter into agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. During the three and nine months ended September 30, 2026, Brookfield Renewable transferred nil and nil, respectively (2025: nil and $19 million, respectively) of income tax credits to Brookfield and its subsidiaries.
During the nine months ended, September 30, 2026, an associate of Brookfield Renewable executed and transferred tax credits, under tax credit transfer agreements on market terms, to subsidiaries of Brookfield Infrastructure Partners L.P. for $46 million, an associate of Brookfield Business Corporation for $92 million, and a subsidiary of Brookfield for $19 million.
During the first quarter of 2026, as part of the finalization of the Neoen structure, certain interest bearing loans due to affiliates of Brookfield Renewable were reclassified from current to non-current and continue to be recorded within due to related parties. These loans mature in 2037. Brookfield Renewable, together with its institutional partners, participate alongside its affiliates on equivalent terms and are recognized as intercompany loans.
During the second and third quarters of 2026, Brookfield Renewable, together with its institutional partners, completed the sale of a 100% interest in a 2.1 GW portfolio of operating solar and wind assets in the U.S. for proceeds of approximately $1.2 billion ($299 million net to Brookfield Renewable), of which 33% was sold to a Brookfield Fund, at a value equivalent to what was agreed to with the unaffiliated third parties that agreed to acquire the remaining 67% interest in the portfolio. Refer to Note 4 - Disposal of assets, for more details.
Subsequent to the third quarter of 2026, Brookfield Renewable, together with its institutional partners, completed the sale of a 100% interest in a 246 MW portfolio of operating solar assets in the U.S. for proceeds of approximately $127 million ($25 million net to Brookfield Renewable), of which 33% was sold to a Brookfield Fund, at a value equivalent to what was agreed to with the unaffiliated third parties that agreed to acquire the remaining 67% interest in the portfolio. Refer to Note 23 - Subsequent events, for more details.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

During the second and third quarters of 2026, Brookfield Renewable, together with its institutional partners, completed the sale of its remaining 50% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $526 million ($256 million net to Brookfield Renewable), to a consortium managed by BAM at a value equivalent to the unaffiliated third party that acquired 25% of the portfolio during the first quarter of 2026. Brookfield Renewable, together with its institutional partners, were paid an earn-out of $54 million ($27 million net to Brookfield Renewable), received from a Brookfield Fund and a consortium managed by BAM, consistent with the terms of the sales agreement terms agreed upon with an unaffiliated third party. The portfolio formed part of a broader 448 MW portfolio of operating hydroelectric assets, refer to Note 4 - Disposal of assets, for more details.
During the second quarter of 2026, an entity affiliated with Brookfield Renewable completed the syndication of a 1.63% interest in Neoen for proceeds of approximately €160 million ($182 million), to a Brookfield Fund, at a value equivalent to the initial invested capital agreed to with unaffiliated third parties.
During the year, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 420 MW portfolio of operating solar and wind assets in Europe for proceeds of approximately €352 million ($408 million) (€65 million ($76 million) net to Brookfield Renewable), of which 10% was agreed to be sold to a Brookfield Fund, at a value equivalent to what was agreed to with the unaffiliated third parties that agreed to acquire the remaining 90% interest in the portfolio. As part of this transaction, an associate of Brookfield Renewable agreed to sell a 151 MW portfolio of operating solar assets in Europe. The closing of this transaction is subject to customary closing conditions.
Transactions with unaffiliated partners of Brookfield Renewable associates
During the first quarter of 2026, Brookfield Renewable, together with its institutional partners, acquired a 201 MW operating wind asset in the U.S. from an associate that it accounts for using the equity method under IAS 28, Investments in Associates and Joint Ventures as part of a reorganization of the investment. Brookfield Renewable, together with its institutional partners, recognized $35 million of total assets and $35 million of total liabilities from the date of the reorganization and continues to account for its investment in the associate in accordance with IAS 28.
During the first quarter of 2026, Brookfield Renewable, together with its institutional partners, agreed to contribute its 100% interest in a 200 MW distributed generation portfolio in Spain with a fair value of approximately €116 million ($136 million) into a U.K. distributed generation joint venture with a Brookfield Renewable associate. Refer to Note 4 - Disposal of assets for further details.
During the first quarter of 2026, Isagen novated a financial obligation related to the acquisition of a utility-scale solar asset to an associate that is accounted for using the equity method under IAS 28, in accordance with the investment agreement. Upon completion of the transaction, Isagen recognized a reduction in the associate's net assets of approximately COP286 billion ($78 million) offset by the derecognition of the payable by Isagen for the same amount.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

The following table reflects the related party agreements and transactions for the three and nine months ended September 30 in the consolidated statements of income (loss):

	Three months ended September 30		Nine months ended September 30
(MILLIONS)	2026	2025	2026	2025
Revenues
Power purchase and revenue agreements	$—	$(15)	$1	$9
Development services	—	9	—	23
	$—	$(6)	$1	$32
Other income
Distribution income	$—	$15	$—	$44
Interest and other investment income	28	14	75	19
	$28	$29	$75	$63

Direct operating costs
Other related party services	$(11)	$(12)	$(27)	$(19)

Interest expense
Borrowings	$(53)	$(48)	$(141)	$(160)
Contract balance accretion	(6)	(5)	(27)	(24)
	$(59)	$(53)	$(168)	$(184)
Other
Other related party services expense	$(1)	$(5)	$(1)	$(7)
Financial instruments (loss) gain	(1)	2	(9)	8
	$(2)	$(3)	$(10)	$1

Management service costs	$(63)	$(57)	$(213)	$(162)

Current income tax
Investment tax credits	$—	$—	$—	$19

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position:

(MILLIONS)	Related party	September 30, 2026	December 31, 2025
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$76	$74
Due from related parties
Amounts due from	Brookfield(1)	$418	$511
	Equity-accounted investments and other(2)	498	433
		$916	$944
Financial instrument assets	Brookfield	$16	$—
Non-current assets
Financial instrument assets	Equity-accounted investments and other	84	71
Other long-term assets
Contract asset	Brookfield	$157	$209
Due from related parties	Equity-accounted investments and other	19	12
Current liabilities
Contract liability	Brookfield	$67	$63
Financial instrument liabilities	Brookfield Wealth Solutions	4	—

Due to related parties
Amounts due to	Brookfield(3)	$905	$4,427
	Equity-accounted investments and other	269	2,476
	Brookfield Wealth Solutions	123	123
Accrued distributions payable on LP units, BEPC exchangeable shares, class A.2 exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	48	45
		$1,345	$7,071
Liabilities held for sale	Equity-accounted investments and other	$—	$9
Non-current liabilities
Financial instrument liabilities	Brookfield Wealth Solutions	101	49
Due to related parties
Amounts due to	Brookfield	$17	$21
	Brookfield Wealth Solutions	620	627
	Equity-accounted investments and other	1,833	45
		$2,470	$693
Corporate borrowings	Brookfield Wealth Solutions	$7	$7

Non-recourse borrowings	Brookfield Wealth Solutions	$268	$58
Other long-term liabilities
Contract liability	Brookfield	$670	$679
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	$11	$11
(1)Includes receivables of $19 million (2025: $20 million), $6 million (2025: $6 million), and $231 million (2025: $378 million) associated with the Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, and Brookfield Global Transition Fund credit facilities, respectively.
(2)Includes $85 million related to the disposal of a 448 MW portfolio of operating hydroelectric assets in the U.S. Refer to Note 4 - Disposal of assets.
(3)Includes payables of $70 million (2025: $397 million), $77 million (2025: $511 million), and $239 million (2025: $2,454 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund, and Brookfield Global Transition Fund II credit facilities, respectively.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

22. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Canadian Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at September 30, 2026
Current assets	$1	$373	$4,340	$1,457	$11,235	$(6,163)	$11,243
Long-term assets	4,657	227	—	42,933	93,944	(47,660)	94,101
Current liabilities	95	8	415	9,760	12,679	(8,493)	14,464
Long-term liabilities	—	—	3,893	23	49,116	—	53,032
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	27,070	—	27,070
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,516	—	—	2,516
BEPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	2,367	—	2,367
Preferred equity	—	544	—	—	—	—	544
Perpetual subordinated notes	—	—	—	737	—	—	737
Preferred limited partners' equity	647	—	—	652	—	(652)	647
As at December 31, 2025
Current assets	$1	$386	$3,572	$888	$12,294	$(4,843)	$12,298
Long-term assets	4,686	238	1	42,326	86,282	(47,130)	86,403
Current liabilities	83	8	50	8,478	21,043	(7,964)	21,698
Long-term liabilities	—	—	3,495	45	38,489	—	42,029
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	24,164	—	24,164
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,524	—	—	2,524
BEPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	2,330	—	2,330
Preferred equity	—	563	—	—	—	—	563
Perpetual subordinated notes	—	—	—	737	—	—	737
Preferred limited partners' equity	634	—	—	639	—	(639)	634
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the "Subsidiary Credit Supporters".
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
Three months ended September 30, 2026
Revenues	$—	$—	$—	$—	$1,780	$—	$1,780
Net (loss) income	(148)	—	—	(994)	11	771	(360)
Three months ended September 30, 2025
Revenues	$—	$—	$—	$—	$1,596	$—	$1,596
Net (loss) income	(57)	—	—	(505)	287	317	42
Nine months ended September 30, 2026
Revenues	$—	$—	$—	$—	$5,004	$—	$5,004
Net (loss) income	(367)	—	1	(2,064)	140	1,348	(942)
Nine months ended September 30, 2025
Revenues	$—	$—	$—	$—	$4,868	$—	$4,868
Net (loss) income	(204)	—	5	(1,729)	840	1,122	34
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco, and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 10 – Borrowings for additional details regarding the medium-term borrowings issued by Canadian Finco. See Note 11 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
23. SUBSEQUENT EVENTS
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the sale of a portfolio including 118 MW of operating hydroelectric and 100 MW of operating solar assets in Colombia for proceeds of approximately COP1,610 billion ($426 million) (COP601 billion ($159 million) net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 40 MW development solar asset in the U.K. for proceeds of approximately £32 million ($42 million) (£8 million ($11 million) net to Brookfield Renewable). The closing of this transaction is subject to customary closing conditions.
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the sale of a 246 MW portfolio of operating solar assets in the U.S. for proceeds of approximately $127 million ($25 million net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a fully integrated developer and operator of battery energy storage systems and co-located utility-scale solar assets in the U.S., with 3.1 GW of operating and under construction assets and an over 20 GW development pipeline for equity consideration of approximately $2.9 billion ($400 million net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 350 MW portfolio of development wind assets in the U.K. for total consideration of approximately £28 million ($37 million) (£5 million ($7 million) net to Brookfield Renewable).
Subsequent to the quarter, Brookfield Renewable Corporation received shareholder approval to simplify its corporate structure by converting Brookfield Renewable Partners L.P. and Brookfield Renewable Corporation into one publicly traded corporation. The simplification is subject to customary regulatory approvals as well as unitholder approval.

Brookfield Renewable Partners L.P.	Interim Report	September 30, 2026

GENERAL INFORMATION
Corporate Office
91 Front Street
1st Floor
Hamilton, HM12
Bermuda
Tel:  (441) 294-3304
https://bep.brookfield.com
Officers of Brookfield Renewable Partners L.P.'s Service Provider,
Brookfield Canada Renewable Manager LP
Connor Teskey
Chief Executive Officer
Patrick Taylor
Chief Financial Officer
Transfer Agent & Registrar
Computershare Trust Company of Canada
320 Bay Street
14th Floor
Toronto, Ontario, M5H 4A6
Tel  Toll Free: (800) 564-6253
Fax Toll Free: (888) 453-0330
www.computershare.com

Directors of the General Partner of
Brookfield Renewable Partners L.P.
Jeffrey Blidner
Dr. Sarah Deasley
Nancy Dorn
Lou Maroun
Stephen Westwell
Patricia Zuccotti
Exchange Listing
NYSE: BEP (LP units)
TSX:    BEP.UN (LP units)
NYSE: BEPC (exchangeable shares)
TSX: BEPC (exchangeable shares)
TSX:    BEP.PR.M (Preferred LP Units - Series 13)
NYSE: BEP.PR.A (Preferred LP Units - Series 17)
TSX: BEP.PR.R (Preferred LP Units - Series 18)
TSX: BEP.PR.S (Preferred LP Units - Series 19)
TSX:    BRF.PR.A (Preferred shares - Series 1)
TSX:    BRF.PR.B (Preferred shares - Series 2)
TSX:    BRF.PR.C (Preferred shares - Series 3)
TSX:    BRF.PR.E (Preferred shares - Series 5)
TSX:    BRF.PR.F (Preferred shares - Series 6)
NYSE: BEPH (Perpetual subordinated notes)
NYSE: BEPI (Perpetual subordinated notes)
NYSE: BEPJ (Perpetual subordinated notes)
Investor Information
Visit Brookfield Renewable online at
https://bep.brookfield.com for more information. The 2025 Annual Report and Form 20-F are also available online. For detailed and up-to-date news and information, please visit the News Release section.
Additional financial information is filed electronically with various securities regulators in United States and Canada through EDGAR at www.sec.gov and through SEDAR+ at www.sedarplus.ca.
Shareholder enquiries should be directed to the Investor Relations Department at (416) 649-8172 or
enquiries@brookfieldrenewable.com

Brookfield Renewable Partners L.P.

bep.brookfield.com

NYSE: BEP
TSX: BEP.UN